Follow-Up Materials

06012937

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Peugeot

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 2 2006
THOMSON FINANCIAL

FILE NO. 82- 35531 FISCAL YEAR 12-31-95

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/1/06

Annual Report

ANNUAL REPORT 1995







PSA
PEUGEOT
CITROËN

WORKING CAPITAL PROVIDED FROM OPERATIONS AND CAPITAL EXPENDITURE
(in millions of French francs)


15,386
15,521
13,709
13,784
8,357
11,265
15,217
10,457
12,776
11,000
1991
1992
1993
1994
1995
Working capital provided from operations
Capital expenditure

NET FINANCIAL DEBT AND STOCKHOLDERS' EQUITY
(in millions of French francs)


9,392
51,718
14,337
53,144
16,672
50,539
7,643
53,524
9,823
54,630
1991
1992
1993
1994
1995
Net financial debt
Stockholders' equity

11

11 billion francs devoted to capital spending and 7.4 billion francs to research and development in 1995.

1,887,900

1,887,900 vehicles produced worldwide.

2/3

France's leading exporter, with export sales of 74.5 billion francs. PSA Peugeot Citroën sells nearly two-thirds of its total production outside France.

Financial Highlights

164.2

A large French private-sector manufacturing corporation, with sales of 164.2 billion French francs and net income of 1.7 billion francs in 1995.

582,700

France's leading carmaker, with 582,700 passenger car registrations representing a domestic market share of 30.2 percent.

3rd

Europe's third largest carmaker, with 12 percent of the aggregate market.

139,900

139,900 employees.

NET SALES
(in millions of French francs)



160,171
155,431
145,431
166,195
164,248
89,213
90,039
83,906
91,631
89,905
70,958
65,392
61,525
74,564
74,343
1991
1992
1993
1994
1995
France
International

INCOME (LOSS) BEFORE TAXES AND NET INCOME (LOSS)
(in millions of French francs)



8,474
5,526
4,260
3,372
4,521
3,102
2,426
1,703
(1,413)
1991
1992
1993
1994
1995
Net income (loss)
Income (loss) before taxes

Supervisory Board

Roland Peugeot
Chairman of the Board

Bertrand Peugeot
Vice-Chairman

Pierre Banzet
Charles Barthier*
Jean Boillot
François Ceyrac**
Marc Friedel*
Jean Gandois
Jean-Louis Masurel
François Michelin
Bernard Pagezy
Jean-Paul Parayre
Antoine Peugeot**
Ernest-Antoine Seilliere de Laborde

Paul Perrin
Advisor to the Supervisory Board

Statutory Auditors

Befec-Price Waterhouse
Barbier Frinault & Associes

Auxiliary Auditors

Michael Kean Geary
Coopers & Lybrand Audit

Contractual Auditors

Coopers & Lybrand

* Appointed by the June 26,1996 Stockholders General Meeting.

** Until the June 26, 1996 Stockholders General Meeting.

Managing Board

Jacques Calvet
Chairman

Pierre Peugeot
Managing Director

Jean Blondeau
Managing Director

Executive Management Committee

Jacques Calvet
Pierre Peugeot
Jean Blondeau

Jean-Serge Bertoncini
Information Technology and Processing

Michel Bricout
Finance Companies

Alain-Claude Carrée
Advisor to the Managing Board

Alain Cordier
Mechanical Engineering and Services

Yann Delabrière
Finance

Xavier Fels
Public Affairs

Jean-Martin Folz
Automobile Division

Liliane Lacourt
Communication

Patrice de Lagausie
Legal Affairs

Jean-Claude Milcent
Human Resources

PEUGEOT S.A.

Incorporated in France with issued capital of 1,753,348,730 French francs

PSA
PEUGEOT
CITROËN

Mr. Jacques Calvet's Address to the June 26, 1996 Peugeot S.A. Annual Stockholders' Meeting

Nineteen-ninety five was a generally disappointing year for the European automobile industry. The passenger car market, which early in the year was expected to enjoy significant growth, instead changed little from 1994 and remained well below the levels achieved before the 1993 collapse in demand.

The devaluation of certain currencies, particularly the Italian lira, has reached excessive proportions since 1992 and continued in 1995 to distort competition in a market already under serious pressure from overcapacity.

Against this difficult backdrop, PSA Peugeot Citroën focused on achieving the best possible balance between volumes and margins. We were forced to accept a 6.3% reduction in sales volume and a 1.2% decline in revenues.

Our success in limiting margin erosion, combined with further productivity gains, helped contain the decline in earnings. Operating income amounted to FF 3.7 billion, representing 2.3% of sales. Net income stood at FF 1.7 billion and earnings per share at FF 34. These results were disappointing but PSA Peugeot Citroën nevertheless succeeded in generating more than enough cash flow to cover capital expenditure, which was one of our key objectives. Cash flow amounted to FF 12.8 billion, while net capital expenditure was limited to FF 10 billion, not by curtailing investment programs but simply by reducing the unit cost of the equipment acquired.

Since the beginning of 1996, European car markets have seen relatively sustained demand, with registrations in Western Europe for the first five months up 7.5% on the same period of 1995. This growth is to some extent artificial. In France, part of the upswing resulted from the favorable impact of government incentives, as well as from deliveries scheduled for late 1995 but delayed by the year-end strike by railway workers. In Spain, growth was driven by reduced taxes on new vehicles. And in all countries, momentum was created by the wave of promotional offers launched by carmakers.

Consumer demand in Europe is still weak, due to continued high unemployment and to concern over public sector deficits and the under-funding of pension and welfare schemes. Consumers are worried about the future and are reluctant to make major purchases. As a result, the industry does not expect the European passenger car market to grow by more than 3.5 to 4% in 1996.

PSA Peugeot Citroën has generally succeeded in maintaining market share in the first months of 1996. Peugeot and Citroën passenger car registrations are up 6.1% and commercial vehicle registrations have risen 4.4%. However, competitive pressures have also increased. In France, in particular, foreign manufacturers have succeeded in lifting their market share—fortunately without causing any real contraction in PSA Peugeot Citroën's positions. In some cases, these gains have been achieved by capitalizing on the undervaluation of the manufacturers' local currencies, the most obvious example being the lira. And all of our foreign competitors have conducted unjustified campaigns in France against Diesel engines, which run on what is in fact the cleanest and cheapest fuel available.

Over the past year, we have pursued and enhanced the implementation of our long-term strategic focus on:

• Offering customers two complete ranges of passenger cars and commercial vehicles, under the Peugeot and Citroën marques. This is an ambitious strategy designed to offer a wealth of models in each range, all meeting the same very high standards of quality.

• Assertively but carefully increasing our sales and expanding our positions outside Western Europe.

• Achieving even greater control over internal and external costs.

The new models unveiled recently have been enthusiastically welcomed by the trade press and are gradually winning a satisfactory share of their respective markets.

The phased rollout of the Peugeot 406 started last fall in France and was completed in March in the United Kingdom. The new sedan has recently been equipped with an expanded range of engine options, all offering excellent performance. By the end of April, PSA Peugeot Citroën had already significantly increased its share of the European high mid-range market, to 15.9% compared with 13.3% as of April 30, 1995.

The first Citroën Saxos were delivered to French dealers on February 29, 1996. The model has already added to Citroën's share of the compact market.

Sales of our light commercial vehicles have exceeded all our expectations, reflecting the outstanding success of the Jumpy and Expert mid-sized vans manufactured by Sevelnord and marketed since last fall. As of this summer, Citroën and Peugeot will be offering a new range of small vans, named Berlingo and Partner, which combine the appearance and comfort of a passenger car with the practical benefits of a commercial vehicle.

Peugeot and Citroën have also expanded their presence outside Western Europe. In Eastern Europe, sales volumes have grown rapidly since the beginning of the year. In China, India, Malaysia and Argentina, new model launches and the build up of assembly capacity are proceeding on schedule, notwithstanding the economic or monetary difficulties experienced by some of these countries.

One of our key priorities is to bring our costs down as quickly as possible. Productivity gains achieved by suppliers, frequently with our assistance, will enable PSA Peugeot Citroën to benefit from even greater price reductions than in 1995. At the same time, substantial internal productivity gains are being achieved at our plants and administrative headquarters. Capital spending remains under control despite the sustained pace of product development and plant modernization, reflecting our success in lowering the unit cost of each item.

These policies are essential in order to compete effectively in a European automotive industry that is being buffeted by heavy cross-winds.

• A motley coalition periodically renews its attacks on the Diesel engine in France. There are no scientific or economic grounds for these attacks. Diesel causes the least damage to the ozone layer and represents one of the best means of limiting consumption of imported fuels. Although prices are set to rise in October 1996, Diesel engines will be even cleaner, with the lowering of the sulfur content of Diesel oil. Our main European competitors are well aware that the Diesel engine has a brilliant future; they are simply trying to catch up with the French manufacturers who currently dominate the market.

• The European Commission spends its time relentlessly adding to the burden of regulation within the Union, instead of defending the legitimate interests of the member countries against outside pressures. For example, in the area of emissions control, the Commission has turned its back on proposals to improve air quality by the most cost effective means for the European Union as a whole. Its own proposals are unnecessarily costly and address only part of the problem. They also provide the oil companies with an excuse not to make any real effort, despite clear evidence that the quickest and cheapest solution lies in their hands. At the same time, the Commission has taken no action to open up the Korean market, even as Korean carmakers are easily entering the European market.

• There is no point in creating a single market within the 15-member European Union if we allow serious imbalances to subsist between the various exchange rates, which unfairly benefit or penalize one country compared with another. The single currency promised for 1999 will do nothing to improve matters, assuming that it is adopted, given that certain European Union countries will be excluded from the system, at least initially.

The commitment of all the men and women in the PSA Peugeot Citroën Group, their support for our goals and their sustained efforts will be instrumental in securing the success of our strategies and the future development of our Group. Their unflagging commitment is all the more impressive in that we are constantly forced to adjust our activity levels, resulting in repeated changes in working patterns and job allocations.

Our Group is committed to successfully overcoming the challenges of the current difficult environment and meeting its goals. As you know, these goals are to remain in profit, finance capital spending out of cash flow and reduce our indebtedness as quickly as possible.

PSA
PEUGEOT
CITROËN

PSA Peugeot Citroën encompasses two broad-line car companies, Automobiles Peugeot and Automobiles Citroën.

Each, however, retains its own marque identity, personality and marketing momentum.

These companies benefit from a wide range of industrial, technological and financial synergies, which make them together Europe's third largest automobile manufacturer.

Contents

ANNUAL AND EXTRAORDINARY STOCKHOLDERS' MEETING OF JUNE 26,1996

Automobiles Peugeot

Serving the global market

With 65 percent of production intended for markets outside France, Automobiles Peugeot is committed to being one of the world's leading broadline automobile manufacturers, present on all continents and in all market segments. The company's dynamic marketing and efficient manufacturing are reflected in products and expertise that satisfy the tastes and requirements of a diverse customer base. The current model range's six families of passenger cars demonstrate the qualities on which Peugeot's reputation was founded: personality, reliability and comfort.

A strong, comprehensive model lineup with shared features

106 The 106 currently enjoys a solid third place among France's best selling cars. Available in an array of versions, it was extensively restyled in spring 1996.

205 With 5.5 million cars produced in its thirteen-year career, the 205 has consolidated its position as Automobiles Peugeot's longest running model.

306 The 306 is a proven success, having led its market segment in France for the past two years. Customers can choose from sedan, convertible, and hatchback models. Sixty-five percent of production is exported.

406 Launched in October 1995, more than 1,000 406s a day are already rolling off the production line at Sochaux. The target is to win a ten percent of share the aggregate European midrange market.

605 The 605's outstanding features and road-holding properties have made it an industry benchmark.

806 The 806 holds more than 20 percent of the French MPV (Multi-purpose vehicule) market. The lineup has been expanded to include right-hand drive and non-European export versions.

Utility vehicles These include the 205 van, the Expert and the Boxer.

Automobiles Peugeot sales: FF 99.6 billion

Employees: 68,600

Worldwide production: 1,142,300 vehicles



Automobiles Citroën

Bringing creativity to car manufacturing

One of the predominant traits of the Citroën personality has long been a dedication to reflecting the aspirations, desires and tastes of today's driver, while anticipating and expressing the needs of tomorrow's driver through new ideas and imaginative design.

The marque's watchwords—boldness, harmony and attractiveness—demonstrate this commitment to bringing creativity and innovation to all market segments worldwide.

A strong, diversified model lineup

AX Remarkable for its agility and road-holding ability, the AX range offers an ideal solution to customers who prefer "not to put all their money into a car".

SAXO Launched in February 1996, the Saxo's extensive features, quiet ride and safety are worthy of higher range models.

ZX The ZX line, available in sedan and station wagon versions, has established a benchmark for safety and comfort, thanks to its self-steering rear axle assembly.

XANTIA Available in sedan and station wagon versions, the entire Xantia range offers a high degree of comfort and safety through its hydractive suspension and its new gasoline and Diesel engines. In addition, the Xantia Activa comes with active roll control.

XM With its innovative features, such as hydractive suspension, this European executive model offers a unique driving experience and exceptional comfort.

EVASION The name Evasion ("Escape" in French) blends perfectly with the MPV concept. By conjuring up images of mobility, comfort, and freedom, it offers an open invitation to travel.

Utility vehicles These include the C15, Jumpy, Jumper.

Automobiles Citroën sales: FF 68.6 billion
Employees: 45,600
Worldwide production: 745,600 vehicles



Related Businesses

In addition to its two core car manufacturers, Automobiles Peugeot and Automobiles Citroën, PSA Peugeot Citroën is also engaged in a number of activities strategically related to the automobile industry.

Mechanical Engineering

Ecia manufactures four major families of automotive equipment, components and assemblies: exhaust systems, driver cockpit assemblies (comprising the dashboard, steering wheel and steering column), seat and safety harness units, and exterior and interior structural components. Ecia's Peugeot Motocycles subsidiary is France's leading producer of scooters and motorbikes.

Peugeot Motocycles is France's leading manufacturer of 50, 80 and 125 cc motorbikes and scooters, with annual production of nearly 230,000 units.

SAMM manufactures high-technology equipment and systems for the aerospace and defense industries.

Panhard & Levassor is the world's largest manufacturer of wheeled light armored vehicles.

Peugeot Citroën Moteurs markets Peugeot and Citroën engines and mechanical components to outside customers, for a full range of automotive and industrial applications.

PCI (Peugeot Citroën Industrie) designs, develops and manufactures industrial equipment such as machines, tooling, and prototype parts and assemblies to meet the needs of large and medium production runs for the Group and other European carmakers.

Transportation

Gefco and its subsidiaries handle the rail, overland, maritime and air transportation of vehicles and goods, both directly and as a forwarding agent (chartering and consolidation).

Finance

Banque PSA Finance Holding owns and manages PSA Peugeot Citroën subsidiaries and affiliates involved in the wholesale and retail financing of Group vehicles in France and abroad.

Other banking and finance companies include GIE PSA Trésorerie, Socia, Sofib, PSA International S.A. and Peugeot Finance International N.V.

1995 HIGHLIGHTS

AUTOMOBILE NEWS

Automobiles Peugeot

A new message



Peugeot 306.

"So that a car is always a pleasure". This new corporate message expresses Automobiles Peugeot's vision of the future by linking it to a corporate mission that brings together employees, products and services in a commitment to meeting customer needs.


Nouvelle Peugeot 406.
Vous ne choisirez plus entre
le plaisir et la sécurité.
406
PEUGEOT

Strong export sales of the 306

In 1995, the Peugeot 306 was France's most exported car.

The new 406

The new 406, acclaimed for its style and road-holding qualities, made its French market début in October 1995. The launch coincided with the inauguration of Automobiles Peugeot's Internet site.

Automobiles Citroën

The Xantia station wagon...

In September 1995, Citroën launched the Xantia station wagon, which combines status, roomy cargo space and fluid lines.



Xantia Activa.

...and the Xantia Activa

In February, the marque introduced the Xantia Activa, equipped with the SC Car Active Roll Control System, which provides exceptional road-holding performance.

Saxo

Citroën unveiled the Saxo to the international media in December 1995. Available in France since February 1996, the model is billed as "the car for people who are tired of playing with toys".

"A project-oriented system"

The Peugeot 406 and Citroën Saxo are the first PSA cars designed entirely by project-teams, a system that among other benefits, has reduced time-to-market to four years. Lead time will be reduced even further in the future.



Electric vehicles

AX, 106 and electric scooters

Electric versions of the Peugeot 106 and the Citroën AX were introduced in the second half of the year.

Peugeot Motocycles has been testing an electric scooter with professional and private users in Strasbourg since July 1995. The scooter will go on sale in France this fall.

Utility vehicles



Peugeot Expert.

The Peugeot Expert and the Citroën Jumpy

The Peugeot Boxer and Citroën Jumper ranges were extended in the fall with the introduction of the Expert and Jumpy models, both with a payload of 800 kg.


JUMPY

Citroën Jumpy.

MECHANICAL ENGINEERING AND TRANSPORTATION

Ecia

Ecia, our automotive equipment and component manufacturer, consolidated its position in Spain by agreeing to acquire a controlling interest in Silenciadores P.C.G. The company has also pursued international expansion, supporting major car manufacturers in China (Citroën in Wuhan and Audi in Changchun) and in India (Peugeot and Fiat in Pune).

Gefco

Gefco completed the creation of a nationwide network under its brand name by merging its two subsidiaries, Le Fourgon Dauphinois-Bellier and Soler Seguin.

FINANCE

Creation of Banque PSA Finance Holding

In June 1995, PSA Finance Holding was transformed into a bank which coordinates our retail and wholesale financing activities in France and in ten other European countries.

During the year, PSA Peugeot Citroën concluded two syndicated loan agreements designed to secure cash facilities for the Group.

In March 1995, Peugeot S.A. signed a seven-year loan agreement for USD 1.4 billion. In November, Banque PSA Finance Holding signed a five-year loan agreement for FF 12.5 billion. These loans were negotiated from a syndicate of leading international banks on extremely competitive terms.

INTERNATIONAL DEVELOPMENTS

Automobiles Peugeot

India

Automobiles Peugeot developed a major industrial project in India with the August 1995 launch of the 309.

Argentina

In June, an agreement was signed authorizing Sevel Argentina to produce the 306 beginning in the first half of 1996.

Automobiles Citroën



The Wuhan plant.

China

The ZX assembly line at the new facility owned by Dong Feng Citroën Automobile Company was commissioned in September 1995. This was right on time with the schedule defined in May 1992.

In November, Jacques Calvet inaugurated the Wuhan plant.

Malaysia

Citroën signed an agreement with Proton to assemble models derived from the AX.

SPORTS



In 1995, Citroën won several high performance sporting events, including the World Cross Country Rallye Cup for the third consecutive year.

In Formula One racing, Automobiles Peugeot devoted the year to building the new partnership with Jordan Grand Prix.


TOTAL
MICHELIN

Manageme







Contents

Management Review

The global economy grew slowly in 1995. In Europe, the partial recovery that had begun in 1994 was stifled in the second quarter by the combined effects of persistent monetary turmoil, exorbitant interest rates and higher taxes. The collapse of Mexico's financial markets dragged down business activity throughout most of Latin America. Growth also slackened in the rest of the world, except in Asia, and even there Japan suffered.

The dismal economy had an adverse impact on automobile sales and the industry turned in a lackluster performance. Both in Europe and Japan, new vehicle registrations remained weak after having fallen sharply in 1993. This considerably increased downward pressure on prices, to the advantage of consumers but to the detriment of manufacturer margins.

Against this backdrop, 1995 was a disappointing year for PSA Peugeot Citroën, which managed to meet only a small fraction of its short-term business and financial objectives. Still, significant new advances were made toward achieving medium-term goals, which include renewing and broadening model lineups, improving product quality and customer service, reducing production costs and capital expenditures, and expanding outside western Europe.

Throughout 1995, uncertain economic conditions were reflected in the performance of automobile markets worldwide. Global volume, estimated at 49.4 million passenger cars and light utility vehicles, rose 1.3% during the year.

Following three years of strong growth, the North American market, which remains the largest in the world with 16.3 million registrations, slipped 2.1% in 1995. After declining sharply in 1992 and 1993, the Japanese market confirmed its 1994 turnaround, posting a 5.2% increase in volume last year, or 6.9 million new car registrations. The western European market could not sustain the recovery observed in 1994 and new car registrations edged up only 1.4%, to 13.9 million units.

Competition among carmakers heightened in 1995, fueled by stagnant sales and conspicuous excess capacity. It intensified further when the continued weakness in certain European currencies artificially lowered prices of some makes. While remaining Europe's third largest carmaker, PSA Peugeot Citroën's share of the western European passenger-car segment declined to 12% from 12.8% in 1994, due to a sustained commitment to preserving margins and the production transition to the restyled Peugeot 405 and the Citroën Saxo models. New light utility vehicle models helped lift sales for both marques, which together captured 14.3% of this segment, up from 13.6% in 1994 and 12.7% in 1993. In all, worldwide sales totaled 1,867,800 vehicles, down 6.1% from the 1,988,800 units sold in 1994. Global production amounted to 1,887,900 vehicles and CKD units, representing a 5.1% decrease for the year.

Financial results in 1995 were negatively impacted by declining sales, European currency fluctuations and increased marketing expense. However, the success of new models improved the product mix across all segments. This factor, coupled with efforts to preserve minimum margin integrity, enabled the Group to report decent earnings, considering the market context, and to maintain a satisfactory balance sheet. Consolidated net sales declined 1.2% from the year earlier to FF 164.2 billion, and net income was FF 1.7 billion. Working capital provided from operations totaled FF 12.8 billion. Some FF 11 billion was committed in capital expenditure, or FF 10 billion net of proceeds from the disposal of fixed assets. Stockholders' equity rose by FF 1.1 billion to reach FF 54.6 billion on December 31, 1995. Net financial debt increased from FF 7.6 billion in 1994 to FF 9.8 billion by the close of 1995, when working capital requirement rose as public-sector strikes in France in the final weeks disrupted the distribution system, swelling inventory and slowing output.

While 1995 turned out to be mediocre in terms of business and financial results, it was a banner year for organic development and progress. We continued to update and enhance product lines by introducing the Peugeot 406, the Peugeot Expert and Citroën Jumpy light utility vehicles, the Citroën Xantia station wagon and several new engine series. We also prepared the early-1996 launch of the Citroën Saxo. Moreover, vehicles successfully introduced over the last two years—the Peugeot 306, the Citroën Xantia, the Peugeot Boxer and Citroën Jumper commercial vans, and the Peugeot 806 and Citroën Evasion multipurpose vehicles (MPVs)—confirmed their strong market appeal in 1995. Thanks to one of the fastest new-model introduction rates in the industry, Peugeot and Citroën both offer complete, recent lineups with unified features. These products are now positioned evenly across each market segment to meet the needs of all kinds of drivers.

Reducing costs, our second major strategic objective, remained a top priority. Intense efforts to raise productivity reduced production costs by another 13%, excluding expenses related to new-model development. By cooperating closely with suppliers, we paid significantly lower prices for outsourced components, while maintaining careful control over purchases of property, plant and equipment. Alongside these ongoing cost-containment programs, the new cross-functional, project-based organization for new product design yielded additional savings. This system, introduced in the early 1990s and constantly refined since, was comprehensively applied to developing the Peugeot 406 and Citroën Saxo. It has driven great strides in reducing time-to-market, manufacturing costs and capital outlays, while improving total quality.



Upgrading workstations and building unity among teams were important steps in achieving performance objectives and enhancing competitiveness. The design and ergonomic features of new assembly workstations distributed operators' tasks more efficiently. In addition, through better communication, training programs and improvement circles, employees are becoming more deeply involved in fulfilling the corporate mission.

Lastly, as part of its international growth strategy, PSA Peugeot Citroën is committed to increasing the proportion of total worldwide sales generated outside western Europe to 25% by 2000. This will be accomplished primarily through partnerships with local manufacturers. In 1995, such agreements were signed in India, China, Malaysia and Latin America.

As 1996 unfolds, the prospects for a recovery in the European automobile market over the short term remain very uncertain. Consumers are hesitant to spend, the price war continues unabated and currencies are still distorted. In such an environment, we foresee a modest rebound in new car registrations in western Europe (on the order of 3%) and even less in France (1% to 1.5%). Business did pick up the first quarter, however, as aggressive promotional campaigns drove a 6.7% increase in new car registrations in Europe. In France, sales were also stimulated by pent-up demand following the December 1995 public-sector strikes and "new-for-old" incentives sweetened by larger rebates for high-end models. PSA Peugeot Citroën sold 422,200 vehicles, representing a 4.9% rise in registrations for the period. This was achieved despite an intentional reduction in output to scale back inventory and a decline in sales in several markets outside western Europe where the prior-year quarter had seen growth. Altogether, consolidated sales for the quarter amounted to FF 43.2 billion, up 1.3% on the same period last year. Sales were favorably affected by enhanced model lineups that improved the average product mix, but dampened by the persistently negative effects of an undervalued British pound, exacerbated by a decline in the Deutschemark.

Given the unpredictable overall business outlook, the quality of Peugeot's and Citroën's product lines, as exemplified by the success of the new 406, 106 and Saxo models, represents a major competitive advantage. Still, our principal strength lies in the commitment of all PSA Peugeot Citroën teams to achieving our growth objectives. It is because of their drive and dedication that the Managing Board is confident in the future. We would like to thank each and every one of them for their efforts.


6·87 LKE.

1995 Results

A sluggish and intensely competitive market

While the number of automobiles in circulation in western Europe is still expanding, with more than 12 million new cars registered in 1995, the market has nearly reached maturity, as seen in the growing proportion of replacement purchases. However, new car sales should be sustained by several underlying factors. The proportion of households with one or more cars is gradually rising, safety inspections of older automobiles are becoming more exacting and the car is increasingly the preferred means of transport.

In addition to structural trends, substantial difficulties specific to 1995 affected the market environment. Recession made consumers reluctant to make major purchases and excess capacity led some manufacturers to engage in questionable sales tactics. As in 1993 and 1994, persistent exchange rate imbalances gave competitive advantage to carmakers in countries with weak currencies and stimulated consumers to purchase automobiles outside domestic dealer networks.

THE AUTOMOBILE DIVISION


CITROËN
85

The European passenger car and light utility vehicle market was nearly flat in 1995, gaining only 1.4%, with total sales far below the level preceding the sudden collapse in demand in 1993. In a market shaped by a brutal price war, heavy price pressure, deep rebates and aggressive advertising, PSA Peugeot Citroën sought to maintain acceptable profitability by setting reasonable prices that offered an optimal balance between unit margins and sales volumes. Still, market conditions obviously had an impact on the sales performance of Group companies, even as they transitioned through the renewal of two models. During the year, Peugeot and Citroën's combined passenger-car market share declined from 12.8% to 12% in western Europe, where the Group nevertheless remained the region's third largest carmaker, and from 31.1% to 30.2% in France.

The light utility vehicle market, on the other hand, was somewhat more dynamic, gaining 7.7% to 312,800 units in France and 3.6% to 1,270,300 vehicles in all of Europe. Peugeot and Citroën's combined market share further improved, rising from 13.6% to 14.3% in Europe and from 36% to 36.9% in France.

Constantly adjusted output

Production facilities had to adjust to wide swings in demand throughout 1995, particularly in the fourth quarter when business weakened. Consolidated output declined by 5.1% during the year to 1,887,900 vehicles and CKD units, of which 1,142,300 Peugeot cars (down 5%) and 745,600 Citroën cars (down 5.3%). Plants located outside France assembled 385,600 vehicles in Spain (down 3.1%), 79,300 units in the United Kingdom (up 5.3%), 65,700 light utility vehicles in Italy (up 21.4%) and 13,200 cars in Portugal (down 5.7%).

The Citroën Saxo was unveiled in March 1996 at the Geneva Automobile Show in a world premiere presentation. Its excellent engine options and roadholding and driving qualities, which follow in the Citroën tradition, make the Saxo the perfect automobile for city or highway driving.


Saxo



TULIP is a new urban transport system designed by the Group's research and development department.

Preparing for the Future

In an increasingly competitive environment, PSA Peugeot Citroën is continuing to renew and expand its vehicle lineup. Each succeeding generation integrates fast changing improvements in automotive design and helps to gain the new markets that will drive future growth. As part of this commitment to the future, Peugeot and Citroën both invest carefully in advanced plant and equipment, as well as in research, development and enhanced working methods.

Greater growth potential from the extension and renewal of two product lines, particularly adapted to European customers

Introduced at the Frankfurt Auto Show, the Peugeot 406 has extended the company's lineup in the upper mid-sized segment, which accounts for nearly one-fifth of total car sales in Europe. The new model is designed to earn the leadership position previously held by the 405 sedan.

Registrations of the Citroën Xantia in Europe, lifted by the September introduction of a station wagon version, rose to 172,100 units in 1995. The station wagon was included in the line's initial styling studies and benefits from advantages common to all Xantias. Customers have especially appreciated the new version's smooth, flowing styling that combines roominess and balanced appearance.



Peugeot Expert.



Citroën Jumpy.

The European MPV market is highly promising, with growth of 35% between 1992 and 1994. Expansion accelerated in 1995, with new MPV registrations surging 32% to 215,000. The success of the Peugeot 806 and Citroën Evasion, which together sold 38,500 units in 1995, or three times more than a year earlier, has raised the marques' combined market share to 17%. More and more consumers are embracing the MPV concept and acknowledging that the Group's models are more advanced than those of major competitors.

In the light utility vehicle market, Peugeot and Citroën continued to rebuild their lineups, a process successfully initiated two years ago. The new Peugeot Expert and Citroën Jumpy lines introduced last autumn provide 815 kg payloads, which positions them between the Peugeot 205 and Citroën C15 vans on one hand and between the Citroën Jumper and Peugeot Boxer light commercial vehicles on the other hand. In addition to their practicality, the Expert and Jumpy offer unique styling, equipment and comfort.

Greater attention to customer care

In addition to designing new products, Peugeot and Citroën are responding to shifting demand through sustained marketing programs. Dealer network organization and management are focused on improving customer relations, speed of service and after-sales service. Customers now have a wider range of services at their disposal, including maintenance, fuel management and loaner vehicles.

To serve the growing corporate fleet segment, Peugeot and Citroën worked with Crédipar to create special financing packages that effectively link product, service and funding. The Peugeot Parc Alliance and Citroën Partenaire Entreprises units bring together specialists in sales, service and financing to undertake concerted and simultaneous initiatives directed at fleet buyers. The resulting synergy has expanded the Group's share of the fleet market, particularly in the light utility vehicle segment.

In 1994, Citroën launched a new slogan: "You can't imagine what Citroën can do for you". In 1995, it was Peugeot's turn, with: "So that driving will always be a pleasure". The new slogan federates the commitment of the carmaker and its suppliers by expressing four key concepts: the carefree pleasure of driving a strong, reliable automobile; exceptional driving comfort; good customer relations and superior quality service; and a manufacturer's pride in products and innovations that constantly improve transportation by making cars better suited for city environments.

Expanding Research and Development programs oriented toward future challenges

Consolidated research and development expenditure, including manufacturing engineering amounted to FF 7,356 million in 1995, with FF 6,817 million devoted to the automobile division alone. These outlays represent an ever-growing proportion of consolidated sales, rising from 4.3% in 1994 to 4.5% in 1995.

Research programs aimed at containing costs and reducing lead times are moving toward a wider use of computer-aided design and manufacturing, and a larger role for mathematical modeling of physical phenomena. This is one reason for the increased data processing resources devoted to scientific calculations. Use of the Cray supercomputers, for example, has grown from 4,800 hours in 1990 to 63,000 hours in 1995, even as their computing power has been raised six-fold over the period.

Other projects focus on enhancing vehicle comfort. One program working to reduce vibration noise uses an anechoic chamber at the La Garenne testing facility to validate simulations with physical experiments.

In addition to its traditional focus on creating new products and improving production processes, research and development is also seeking ways to meet the new challenges posed by fast sweeping change in automotive design.


1. Turbine
2. Turbine exhaust manifold
3. Cil/air heat exchanger for turbine oil cooling
4. Three-phase AC generator
5. Electronic turbine and electricity control unit
6. AC-DC converter
7. Electronic control unit for electric power (load, converter, chopper controls, etc.)
Radiator and motor-driven fan for electronic control unit coolant
DC electric powertrain
Hydraulic braking system with ABS
Fuel tank for the turbine
Ventilated battery cells
12V battery for standard electrical functions
10
2
5
11
7
5
6
4
9
8
1
3

The Peugeot 406 VERT is a turbine-equipped electric vehicle for highway driving. This prototype was developed by a research program that is studying a hybrid EV solution combining an electric motor and a gas turbine.

More demanding requirements for lower emissions, better mileage, increased safety and easier recycling, as well as changes in consumer needs, are all constantly forcing carmakers to develop new technologies and equipment at an increasingly faster pace.

Even though emissions have been significantly reduced since the oil shocks of the 1970s, developing the "clean car" remains a top priority at PSA Peugeot Citroën. We are actively pursuing programs with Diesel engines, electric cars and gas-powered cars. The electric car entered a new and important phase in 1995, when around 1,000 battery-powered versions of the Citroën AX and Peugeot 106 were introduced.

Recycling or elimination capabilities are now designed into a variety of components, especially those that are harmful to the environment. These considerations were part of the total quality criteria used to design the Citroën Saxo.

PSA Peugeot Citroën is developing solutions to tomorrow's urban transport problems and has undertaken such projects as Tulip, which is re-examining both private and public means of easily getting around cities. The project is studying how current and emerging technologies, such as composite materials, electronic data interchange and inductive battery recharging, can be used to this end.

An ambitious, ongoing investment program

Following the profound reorganization and streamlining of production facilities through closings and renova-

Thanks to Citroën's active roll limitation system, the Xantia Activa is able to adapt to the road and turn without listing in all circumstances. With the Xantia Activa, Citroën has confirmed its mastery of safe and secure road-holding technology.


Xantia

tion in the 1980s, investment priorities have more recently focused on renewing product lines and increasing the flexibility of production plant. The primary objective is to reduce significantly the unit cost of all property, plant and equipment.

Aggregate capital expenditure, including associated manufacturing companies accounted for by the equity method, totaled FF 11,716 million in 1995, the same level as the year before. Fully-consolidated companies accounted for FF 11,000 million of the total. This comparatively low amount, which is 30% under levels reached in the early 1990s, has not affected product development programs. Instead, expenditure was reduced by simplifying procedures and production flows, while maintaining careful control over all investment outlays.

In recent years, the commitment to developing flexible, multi-purpose production facilities has led to the purchase of complex and often costly equipment. Today, these capabilities are integrated into product design, through the use of simpler, more compatible production resources. Increased flexibility is necessary to make facilities more responsive and agile in the face of accelerating change in the automobile market. In addition, a policy developed by Sogedac, our central purchasing agency, has contained investments in tooling assigned to suppliers by certifying a single source for any given component on a vehicle model.

New model introductions, the focus of capital investment, continued at a sustained rate in 1995. Production of the Peugeot 406 got underway in the spring. The model's manufacturing hub, the Sochaux plant, entered a new phase in the modernization process initiated in 1986. After the opening of a new primer shop, three major capital programs were conducted to support the 406's introduction. An impressive transfer press with 5,200 metric tons of power and a stamping rate of 15.5 times a minute, was installed after similar units were set up at the Poissy and Mulhouse sites. For body construction, the front-end assembly shop equipped with wire-guided carts and a team project station were completely renovated and refitted. A pilot bodywork shop was also built during the year.

Citroën started up production of the Saxo at the Aulnay-sous-Bois plant. To control capital outlays, existing multi-purpose resources were upgraded and reused. The stamping shop, in operation since 1993, now includes a new press equipped with tools specifically designed for the Saxo. Units responsible for preparing sub-assemblies in the body-in-white shop have been completed. Numerous installations in the new model's assembly shop have been upgraded to improve reliability, quality and working conditions. A mini-assembly line has been created apart from production flow to train 500 people under optimal working conditions without disturbing other manufacturing activities.



Electric Peugeot 106.



The glossy paint line at the Mulhouse production center.

A major program to renovate paintshops continued in 1995, with the installation of a new finishing line in Rennes and the construction of a new glossy paintshop in Poissy. In addition to significantly improving quality, objectives include limiting solvent effluent by using water-soluble materials, adapting to new processes and enhancing working conditions.

Lastly, in conjunction with Renault, PSA Peugeot Citroën committed investments in two joint projects to develop and produce a V6 engine and a new line of automatic transmissions.

3,700 young workers hired

To meet future challenges, the automobile industry must enhance its expertise and acquire and develop new skills. This means hiring specialists and undertaking extensive training programs.

These new needs are reflected in PSA Peugeot Citroën's recruitment policy, which is designed to increase employee qualifications and rejuvenate the workforce. Group companies in France hired around 3,700 employees under 30 in 1995, notably to replace staff taking full or partial retirement within the framework of an agreement signed September 6, 1995, with the state unemployment insurance fund.

As a result, the number of employees at PSA Peugeot Citroën's fully-consolidated companies was stable at 139,900 people as of December 31, 1995, compared to 139,800 the year before. Staff in the Automobile and the Mechanical Engineering and Services Divisions respectively totaled 122,600 and 16,800 at year-end 1995, compared to 123,300 and 16,100 on December 31, 1994.

Because of fluctuations in market demand throughout the year, adjustments in production required periods of furloughing or part time work, primarily at the Sochaux, Poissy and Rennes plants.

Sustained commitment to basic and advanced training

Employee training is a business critical resource in adapting to changes in manufacturing, emerging technologies and new organizations. Flatter, leaner organizational structures, improved just-in-time production processes and the development of cross-functional organizations require greater capabilities and more flexible job assignments. Training allows all employees—operators, supervisors, administrators, technicians and managers—to acquire or strengthen the knowledge and skills needed in their current jobs and thus prepares them for foreseeable technological and organizational change.

Training programs are expanding in many areas, including general, scientific and basic technical knowledge, advanced technologies, quality assurance, new model preparation and introduction, and sales techniques. Skills development is an ongoing commitment, funded at the equivalent of 4% of total payroll, and is increasingly targeted to meeting clearly identified current and future needs. In addition, it is supported by proactive career management programs that identify high potential employees, conduct orientation interviews and manage training and promotion paths.

Employee qualifications are rising. Since 1982, the percentage of non-skilled operators in the automobile companies has declined from 57% to 42%, while the proportion of skilled categories has increased. Professional-level employees have grown from 18% to 26% of the total, technicians from 9% to 14% and managers from 4% to 9%.

A variety of programs are also in effect to encourage job mobility. Special agencies, such as Peugeot Développement and Citroën Superforce, help create and develop new businesses, often in association with Group suppliers, in industrial regions where the major production plants are located.

The personality of the new Peugeot 106, which has been on the market since April, reveals the car's fundamental qualities better, particularly as concerns pick up and driving pleasure. A number of improvements have been made, notably in the area of safety features and engine choices.





The Peugeot 405 is currently assembled in twelve countries outside Europe. Over the years, the increasing number of industrial agreements concerning the 405 has made it the leading Peugeot vehicle assembled outside western Europe.

International Expansion

Ambitious objectives backed by a careful strategy

PSA Peugeot Citroën is pursuing an ambitious expansion strategy in Asia, South America and Central and Eastern Europe, with the objective of doubling sales volume outside western Europe by 2000. International strategy is designed to limit risk by focusing on countries with established economic and industrial potential and by negotiating joint ventures with local partners that reduce financial exposure.

This growth will be managed from manufacturing hubs in two regions: Asia (China, India and Malaysia) and Latin America (Argentina, Uruguay and, possibly, Brazil). In other parts of the world, particularly in Central and Eastern Europe, Peugeot and Citroën plan to build strong import and dealer networks.

This far-reaching commitment to globalization will require gradual changes in working habits and increased involvement by all employees and partners. Specifically, it means integrating an international focus into all aspects of our business. While continuing to adapt existing models for export outside Europe, we now assign an international affairs manager to each project platform to ensure that development phases take into account specific aspects of foreign markets and the expectations of non-European consumers. Working with suppliers, Sogedac continued to harmonize the local content and compensation policies needed to support Peugeot and Citroën's international marketing strategy. It has sought to involve the Group's primary European suppliers in raising local manufacturers' standards by encouraging them to sign technological cooperation and licensing agreements or joint venture contracts, particularly in China, India and Argentina.

In 1995, sales of vehicles and CKD units outside western Europe accounted for 14% of the consolidated total, or some 229,300 units compared to 255,000 in 1994. The decrease was caused by two major events: repercussions from the December 1994 collapse of Mexico's financial markets spread to many Latin American countries, especially Argentina, and in mid-1995, Peugeot suspended shipments to Iran because of that country's financial problems. Except for these two regions, Peugeot and Citroën continued expanding local operations in a large number of markets.

Major steps accomplished in 1995

In China, two joint ventures—Guangzhou Peugeot Automobile Company and Dongfeng Citroën Automobile Company—were selected by the State Planning Commission to be among the eight manufacturers participating in the Chinese Automobile Industry Development Program. The most important events in 1995 involved the Dongfeng Citroën Automobile Company. After successful completion of a preliminary phase (importing component parts), and Phase I (construction of a plant with capacity to produce 37,500 vehicles a year), production began on the Citroën ZX. An agreement to proceed to Phase II, which will increase the Wuhan factory's capacity to 150,000 cars a year, was signed in 1995. Financing for the phase has been arranged.

In India, a joint venture was formed with Premier Automobile Ltd, with Automobiles Peugeot owning a 35% interest. The new company, PAL Peugeot, began producing the Peugeot 309 in August and, in September, an advance-order campaign requiring a down-payment attracted more than 100,000 takers. The company was also successfully listed on the Bombay Stock Exchange, despite difficult market conditions.

In Malaysia, Citroën signed a licensing contract with Proton in September, calling for the local manufacture of the Citroën AX and later the Saxo. The project involves the construction of facilities to produce 50,000 Proton AXs a year, with roll-out scheduled for 1996.

In Argentina, Peugeot expanded its line by introducing the 306, which will be locally assembled starting in mid-1996. While Peugeot maintained its share of the domestic market, the marque experienced a sharp drop in sales, from 92,900 in 1994 to 65,200 in 1995, because of an abrupt decline in demand.

In Brazil, the Group stepped up expansion of the Peugeot dealer network and sold 12,000 cars.

Lastly, in Central and Eastern Europe, efforts underway for several years to expand dealer networks, particularly in Poland, Hungary, the Czech Republic and Slovenia, continued in 1995.



Citroën ZX Fukang made in China.



The Saxo is the first Citroën model to be designed and engineered by dedicated team that followed the project from the drawing board to the production line, at Aulnay-sous-Bois, near Paris.

A Leaner, More Efficient Enterprise

The sustained strategic focus on controlling operating expenses through intensified cost-reduction programs and increased organizational efficiency is having an even greater impact, thanks to closer cooperation with suppliers and constantly enhanced employee involvement.

Ongoing cost-reduction programs

Manufacturing productivity, as measured by value added before depreciation charges, further improved in 1995, by around 13%. At the same time, the new organizations set up in the early 1990s are now producing visible results. In particular, the activities of such shared services as research, manufacturing engineering and information technology, are ensuring extensive coordination and increased efficiency.

Cross-functional, project-based principles are now applied to all aspects of new-model development. These methods and techniques cover the development and process engineering of new vehicles and major components, such as engines, transmissions and suspension/axle assemblies. They transform the design process from a technically-driven, self contained activity to a project-based capability, integrating such related concerns as time-to-market, quality and costs. In addition, they involve setting ambitious objectives and measuring to what extent the development process and the resulting product meets them in three key areas: development deadlines, quality standards and cost bases.

The first two models developed according to these principles were the Peugeot 406, introduced in October 1995, and the Citroën Saxo, launched in February 1996. Their development required only four years, compared with five years for previous models; the objective is gradually to reduce lead time to three years. By constantly questioning projected expenditures at every stage of the development process, substantial cost reductions were achieved in developing these cars, both compared with similar earlier models and to original estimates.

The pilot workshop built at the Sochaux plant for the 406 launch was a direct application of these project-oriented principles. The facility recreates actual conditions involved in mass-producing a new model. In this way, all of the project development teams work together to enhance product quality by optimizing operator tasks and training at workstations before series production gets underway.

New progress in working with suppliers

Sogedac's long-standing commitment to partnership with suppliers was actively pursued in 1995, again producing important and mutually beneficial gains in efficiency. Bringing suppliers into teams working on new vehicle development projects provided greater insight into their requirements and allowed us to benefit from their expertise.

The Supplier Quality Assurance program made another step forward when stricter component performance standards were introduced and a procedure to evaluate a supplier's ability to produce quality components was approved by both Renault and PSA Peugeot Citroën.



Peugeot 806.


Xantia

Citroën Xantia.

Joint programs, supported by ambitious progress plans prepared and implemented by some 100 Sogedac engineers, have enabled suppliers to increase productivity significantly. In 1995, these gains resulted in a nearly 2% decrease in average purchase prices PSA Peugeot Citroën paid in France, despite often large increases in raw-materials prices.

Upgrading workstations and enhancing employee dedication

The human factor remains paramount in the effort to increase performance and create competitive advantage. Operators' roles and working conditions are therefore significant concerns, which programs constantly address.

The Manufacturing Engineering Department now evaluates and approves all assembly line conditions. An Oversight Bureau on the Improvement of Working Conditions has been set up to give a formal structure to meetings between management and worker representatives. Ergonomic analysis specific to the design of production tasks helps identify the most difficult jobs and remodels them depending on the age and ability of the employee. According to operators, development of the new 406 has resulted in much easier assembly conditions than for previous models.



Training mentors conduct initial trials on the assembly lines at the Mulhouse plant.



A quality circle meeting.

Preventing work-related accidents is an ongoing concern involving both management and workers. Programs are supported by mutually defined annual objectives, appropriate training and active communications. The steady decline in the number and seriousness of industrial accidents and work-related illnesses has for several years placed Peugeot and Citroën at the forefront of the industry in this area.

Employee involvement is actively encouraged in setting growth objectives, through improvement circles, self-monitoring procedures and employee-suggestion programs. In 1995, the number of suggestions submitted by Peugeot and Citroën workers rose sharply, to 168,914. Quality circles comprising five to 10 volunteers are a means of addressing common work-related concerns. In 1995, 2,400 quality circles met regularly.

As a result of these and other efforts, employee tasks have changed significantly:

- Workstations now provide a variety of tasks.

- The supervisory organization has been substantially flattened.

- Operators are responsible for quality control themselves, in line with self-monitoring methods.

In addition, workers are better informed, more knowledgeable about the company and their jobs, and more deeply involved in accomplishing the corporate mission.

The commitment to deepening employee involvement also led to the signing or renewal of important agreements covering wage policy, training, handicapped employees and working conditions.


TRANSPORTS
GEFCO

Higher sales of Ecia's automotive equipment outside France

Ecia's consolidated sales rose by 9.7% in 1995, to FF 9,106 million. Automotive equipment sales gained 8.9% to FF 7,522 million. Growth was led by sharply higher revenues from non-Group customers, especially German carmakers, which now represent 39% of sales.

Other growth factors included contracts to equip several new models, including the Citroën Xantia station wagon, the Peugeot 406 and the Renault Mégane, and expanding business in Germany, both in exhaust systems (via the Leistritz Abgastechnik subsidiary) and in plastic components supplied to Audi.

Despite growing price pressure on existing and, to a greater extent, new products, Ecia reported consolidated net income of FF 327 million.

New technological alliances were formed in several areas, including emissions control, with Rhône-Poulenc and Renault, safety equipment and electronics. An example of the latter is the partnership with Gate to produce cooling systems.

Internationally, Ecia signed an agreement in early 1996 to raise its interest from 27% to 63% in Spanish automotive equipment manufacturer Silenciadores P.C.G. The company is

The Mechanical Engineering and Services Division



also expanding outside western Europe as it supports major customers abroad. Three semi-public joint ventures have been formed in China, while local operations have been set up in India, where exhaust systems are supplied to Peugeot and Fiat, and in Slovenia, where seat units are delivered to Renault.

Innovation, modernization and exports outside Europe at Peugeot Motocycles

In a fast-growing, increasingly competitive market, Peugeot Motocycles raised shipments by 18% in 1995. Growth enabled the company to consolidate market leadership in France, where it holds 40% of the 50cc segment, and its number-two position in Europe, where it has a 14% market share despite exchange rates unfavorable to products made exclusively in France.

Sales rose 14% to FF 1,585 million. Growth was 13% in France, where scooter sales alone increased 21%. Export sales grew 23% overall, with the scooter segment gaining 33%. In Germany, sales were especially strong where Peugeot Motocycles widened market share by six points during the year. The company's growth objectives are now shifting towards markets in Asia and South America.

Since modernizing production facilities and implementing concurrent-engineering procedures in 1992, Peugeot Motocycles can now develop and process engineer vehicles twice as fast. This is a key competitive advantage, because it allows the company to respond to market demand more effectively. In 1995, the product line-up was enhanced with the Squab, the first scooter to feature standard anti-theft equipment. An electric scooter is scheduled for introduction in the fall of 1996.

A diversifying customer base at Gefco

Gefco continued to expand its merchandise transport business in 1995, offsetting the decline in activities related to the transportation of Peugeot and Citroën automobiles. Industrial vehicle leasing services to non-Group customers also enjoyed higher sales volume for the year.

To enhance competitiveness in the transportation market, Gefco continued to streamline its organization and reduce its cost base. As part of this commitment, the company merged with its two French subsidiaries, Soler Seguin and Le Fourgon Dauphinois Bellier, to create a powerful, unified nationwide network. To bolster its presence outside France, particularly in Asia and northern Africa, Gefco opened marketing offices in Beijing and Tunis.

In all, Gefco reported consolidated sales of FF 7,385 million in 1995, representing a 6% increase (4% at comparable scope of consolidation). Net income, which totaled FF 233 million, was adversely affected at year-end by cost overruns incurred to ensure normal logistical services for PSA Peugeot Citroën despite a French rail workers strike.

In 1996, Gefco will continue to seek new customers outside PSA Peugeot Citroën and to expand internationally, with the opening of new offices in the UK, Spain and northern Italy.

In addition, its dedication to continually improving the quality of services should be recognized by new ISO 9002 certifications for other activities.

S.A.M.M. and SCMPL

Société d'Applications des Machines Motrices (S.A.M.M.) manufactures high-technology equipment for the aerospace and defense industries. Sales continued to expand in 1995, gaining more than 12% to FF 346 million.

Civil aviation sales were stable, while the prototype NH 190 troop transport helicopter made its maiden flight with S.A.M.M.-developed electrical-input servo-commands. In the land weapons segment, oleo-pneumatic suspensions for Leclerc tanks entered full production. The company also signed a new contract to supply Finnish firm Vammas with aiming system control motors. On-board electronic and hydraulic systems for race cars continued to be delivered, with a rise in new orders.

Société des Constructions Mécaniques Panhard & Levassor (SCMPL) manufactures wheeled light armored vehicles. In 1995, the company continued to report a profit on sales steady at FF 426 million. Deliveries proceeded on foreign contracts and to the French armed forces, which are using SCMPL's vehicle in the scope of their United Nations missions. In addition, the company continued to retrofit engines on earlier-generation vehicles owned by French and foreign defense departments.

Sales by Peugeot Citroën Moteurs held above FF 1 billion

With deliveries of almost 80,000 engines and transmissions, Peugeot Citroën Moteurs reported 1995 sales of FF 1.1 billion, very close to last year's record.

The company signed new contracts to supply equipment to Ladal, Santana and US-based Melroe.

Still, in light of excess capacity throughout the industry and the final phase of the Rover contract, business volume should decline considerably in 1996.

Financia Servi



On June 2, 1995, PSA Finance Holding was authorized by French banking authorities to do business as a bank instead of as a finance company and is now known as Banque PSA Finance Holding. While the change does not modify the scope of the company's business, it does provide a more effective organization for coordinating Group financing activities. As European Union lending regulations are gradually harmonized, this new structure will enable Banque PSA Finance Holding to transform certain subsidiaries into branches. It also will help the Group develop financing activities for the Peugeot and Citroën marques.

Wholesale and retail financing

Banque PSA Finance Holding has subsidiaries in ten European countries. They provide wholesale loans to Peugeot and Citroën dealers to finance their vehicle and replacement parts inventories, plus retail loans and lease financing to car buyers.

Following the creation of Peugeot Parc Alliance in late 1994, Crédipar and Citroën similarly coordinated their fleet marketing strategies in October 1995 by creating Citroën Partenaire Entreprises. The new unit pools the resources of the manufacturer and the finance company to offer a range of products and services that meet the needs of fleet customers more effectively.

The range of services offered by Banque PSA Finance Holding's foreign

Financial Services and Finance



subsidiaries was further expanded in 1995, with new forms of credit for customers interested in buying cars in low monthly installments. These included a balloon-payment product in Germany, low-down-payment loans in Spain and Italy, and a "Personal Contract Purchase" plan in the UK.

In France, Crédipar financed nearly 149,100 retail loans in 1995. This represented 17% of Peugeot and Citroën customers, a penetration rate that showed a sharp upturn in the last months of the year. Outside France, the penetration rate was an aggregate 29.6%, with volume declining more or less in line with Peugeot and Citroën sales to 328,200 contracts, down 6.5%. Total outstandings continued to grow, however.

Beginning in 1995, Banque PSA Finance Holding's consolidated financial statements have been prepared in accordance with French accounting standards for lending institutions. On this basis, at the end of 1995, the combined loanbooks of the Banque PSA Finance Holding Group stood at FF 47.4 billion, up 4% compared with year-end 1994's restated amount of FF 45.6 billion. Retail outstandings were level at FF 19.1 billion, while wholesale loan commitments reached FF 20.4 billion on December 31, 1995. This 8.1% increase was led by strong expansion in Spain, Portugal, Switzerland and Austria. Lease outstandings totaled FF 7.1 billion, versus FF 6.6 billion at the end of 1994. Banque PSA Finance Holding's net income before minority interests was FF 737 million, down slightly from FF 768 million the year before.

A continued strong presence in capital markets

In November 1995, Banque PSA Finance Holding signed a five-year, FF 12.5 billion loan agreement with a syndicate of 60 leading international banks. Terms were extremely competitive, with a 0.0625% commitment fee and a 0.125% draw-down fee. The loan is a backup line of credit not intended for use under normal conditions. It will provide short-term funds for the Group's finance subsidiaries when conditions in Europe are unfavorable for issuing commercial paper and medium-term notes.

PSA Peugeot Citroën raises funds on capital markets through several specialized subsidiaries. In France, French-franc cash holdings of the major French subsidiaries are managed by GIE PSA Trésorerie, which primarily raises funds in the domestic market through a FF 8.5 billion commercial paper program. Interest rate positions are managed by Socia, whose bank subsidiary, Sofib, primarily serves Peugeot and Citroën dealers.

Foreign currency transactions and hedging operations are carried out on behalf of all Group companies by Geneva-based PSA International S.A.

Financing needs of Banque PSA Finance Holding Group's foreign subsidiaries are optimized by Peugeot Finance International N.V., which expanded its activities in international capital markets in 1995 by issuing several foreign currency commercial paper programs and a Euro-Medium-Term-Notes program. On December 31, 1995, Peugeot Finance International N.V. reported shareholders' equity of NLG 306 million, up from NLG 288 million at year-end 1994, and NLG 2,949 million of refinanced debt obligations, compared with NLG 2,583 million the year before.

PEUGEOT S.A.

Peugeot S.A., PSA Peugeot Citroën's central holding company, is not directly engaged in any manufacturing or marketing operations. It coordinates and supervises the activities of its subsidiaries and provides them with a range of corporate services, for which it is paid a fixed fee. Its assets consist of shares in direct subsidiaries, real estate assets and cash.

Peugeot S.A. reported improved earnings in 1995, primarily due to the increase in interest income resulting from growth in the Company's cash holdings and the rise in average short-term interest rates during the year. After a net tax liability of FF 95 million, determined according to the group relief rules concerning Peugeot S.A. and its more than 95 percent-owned French subsidiaries, net income for the year totaled FF 1,471 million compared with FF 1,372 million in 1994.

Dividend

The decline in 1995 consolidated net income, as well as the difficulties facing the automobile industry, led the Managing Board to ask stockholders to approve a lower dividend for the year. The reduction, however, was very limited compared with the decline in consolidated net income. The approved dividend was FF 5.00 per share (FF 7.50 including the associated tax credit), versus FF 6.00 the previous year.

In compliance with article 47 of French law of July 12, 1965, the following table shows the dividends paid in the past three years.

	1992	1993	1994
Number of shares outstanding	49,992,620	50,033,736	50,039,468
Net dividend before tax credit	FF 10	–	FF 6
Tax credit	FF 5	–	FF 3
Gross dividend including tax credit	FF 15	–	FF 9

Supervisory Board

To allow the Supervisory Board to comply with the age limits stipulated in the By-Laws, Mr. Antoine Peugeot, whose term as Board member expired at the current General Meeting, did not seek reelection, while another Board member, Mr. François Ceyrac, tendered his resignation.

Mr. Antoine Peugeot served as a member of the Peugeot S.A. Board of Directors from 1959 to 1972, when he was appointed to the Company's Supervisory Board on October 1. Mr. François Ceyrac was appointed to the Supervisory Board on June 25, 1973. The Supervisory Board and the Managing Board expressed their appreciation to both men for their contribution to the Group, enabling it to benefit from their experience and wise advice for such a long period.

The fourth and fifth resolutions asked that stockholders fill these two seats by electing Mr. Charles Barthier and Mr. Marc Friedel to the Supervisory Board. Mr. Charles Barthier is a director of several Group companies.

He has spent his entire career with the Group, during which he has held a number of important positions. Mr. Marc Friedel is chairman of a French manufacturing corporation. Their six-year terms will expire at the Annual General Meeting called in 2002 to approve the financial statements for the year ended December 31, 2001.

Share ownership

Stockholders owning more than five percent of the Company's issued capital are listed in the "Stockholder Structure" table along with share data in the attached appendices. There were no meaningful changes in these interests in 1995. In this regard, Peugeot S.A. By-Laws require any stockholder owning two percent or more of outstanding shares to disclose such holding to the Company. Disclosure is also required for the acquisition of any interest of an additional one percent or more above this threshold.

At December 31, 1995, Peugeot S.A. did not hold any of its own shares, in regard to the stockholder-approved authorization for the Company to trade in its own shares to stabilize the share price.

Acting on the authorization approved by stockholders on June 24, 1992, the Managing Board on April 6, 1995 granted 58 employees or officers of PSA Peugeot Citroën Group companies options to purchase new shares in the Company. Including these options, there are now 43,700 options outstanding that may be exercised at a unit price of FF 622.50, or slightly more than 95 percent of the average Peugeot S.A. share price used to calculate the exercise price.

During the year, 56,210 options granted to Group executives were exercised, giving rise to the creation of the same number of new shares.

Excluding the 9,280 stock options granted in 1990 that have expired unexercised, there were 66,560 options outstanding at December 31, 1995 compared with 88,350 at December 31, 1994.

No company controlled by Peugeot S.A. granted options to purchase its shares in 1995 nor in any previous year.

Financial authorizations

All the financial authorizations granted by stockholders to the Managing Board were adjusted, with stockholder approval, in June 1995 to reflect new legislation in this area, and notably the law of August 8, 1994. These authorizations, which were given for periods of five years (in the case of authorizations to issue conventional convertible bonds) and of twenty-six months (in the case of shares and share equivalents), also included authorizations to be renewed annually, which were therefore submitted to the General Meeting.

The first of these, which was the subject of the sixth resolution, renewed the Managing Board's authorization to trade in the Company's own shares on the Stock Market. The conditions were the same as in previous years. The Managing Board may acquire a maximum of 5,000,000 shares, or a little less than 10 percent of issued capital. They may be purchased at a maximum price of FF 1,500 per share and sold at a minimum price of FF 500. The Company has not used this authorization for a number of years and currently does not hold any of its own shares. The authorization, which is valid for a period of eighteen months, would allow the Company to act on the price of Peugeot S.A. shares to stabilize the price in accordance with prevailing legislation. It was submitted to the approval of stockholders under the quorum and majority vote requirements applicable to Annual Meetings.

The second authorization, which was the subject of the seventh resolution, renewed the Managing Board's ability to issue new shares while a public offer to acquire or exchange the Company's shares is in progress, provided that subscription of the shares is not restricted. The authorization, which is valid for a period of one year, was submitted to the approval of stockholders under the quorum and majority vote requirements applicable to Extraordinary Meetings.

STATISTICS

THE GLOBAL AUTOMOBILE MARKET
(PASSENGER CARS AND LIGHT COMMERCIAL VEHICLES)
(in millions of vehicles)


48.1
15.7 15.2 7.8 4.0 1.7 3.7
1990
46.7
15.5 13.8 7.5 4.2 2.0 3.7
1991
47.5
15.6 14.4 7.0 4.8 2.3 3.4
1992
46.7
13.1 15.4 6.5 5.6 2.8 3.3
1993
48.7
13.7 16.7 6.5 5.8 3.2 2.8
1994
49.4
13.9 16.3 6.9 6.4 3.0 2.9
1995
Western Europe
USA + Canada
Japan
Asia-Oceania
Latin America
Other regions

PASSENGER CAR REGISTRATIONS IN EUROPE BY COUNTRY

(Passenger cars)	1995	1994	1993
France	**1,930,500**	1,972,900	1,721,200
Austria	**279,600**	273,700	285,200
Belgium - Luxembourg	**386,900**	416,400	405,100
Denmark	**135,700**	139,700	82,000
Finland	**80,000**	67,200	55,800
Germany	**3,314,000**	3,209,200	3,194,200
Greece	**125,700**	109,600	147,800
Ireland	**86,900**	80,400	64,200
Italy	**1,712,100**	1,671,400	1,695,400
Netherlands	**446,400**	434,000	391,900
Norway	**90,500**	85,100	60,800
Portugal	**201,500**	233,300	242,700
Spain	**834,000**	909,700	743,900
Sweden	**169,800**	156,400	124,400
Switzerland	**268,000**	268,000	259,500
United Kingdom	**1,945,400**	1,910,900	1,778,400
TOTAL EUROPE (17 COUNTRIES)	12,007,000	11,937,900	11,252,500
TOTAL EUROPE - OUTSIDE FRANCE	10,076,500	9,965,000	9,531,300

PASSENGER CAR REGISTRATIONS IN EUROPE BY MANUFACTURER

(Passenger cars)	1995		1994		1993	
	Units	Market share (%)	Units	Market share (%)	Units	Market share (%)
Automobiles Peugeot	**859,600**	**7.2**	920,900	7.7	839,900	7.5
Automobiles Citroën	**577,700**	**4.8**	609,100	5.1	552,600	4.9
PSA PEUGEOT CITROËN	1,437,300	12.0	**1,530,000**	**12.8**	**1,392,500**	**12.4**
Volkswagen	**2,016,400**	**16.8**	1,888,700	15.8	1,834,600	16.3
General Motors	**1,558,500**	**13.0**	1,541,600	12.9	1,465,600	13.0
Ford	**1,404,000**	**11.7**	1,395,900	11.7	1,291,900	11.5
Renault	**1,239,600**	**10.3**	1,309,000	11.0	1,195,700	10.6
Fiat	**1,335,900**	**11.1**	1,293,000	10.8	1,173,400	10.4
BMW-Rover	**762,400**	**6.3**	776,900	6.5	727,400	6.5
Mercedes	**399,300**	**3.3**	419,900	3.5	354,700	3.2
Volvo	**217,700**	**1.8**	200,600	1.7	171,600	1.5
Japanese marques	**1,281,300**	**10.7**	1,303,500	10.9	1,381,100	12.3
Korean marques	**179,900**	**1.5**	106,100	0.9	93,400	0.8
Other marques	**174,600**	**1.4**	172,600	1.4	137,800	1.2

LIGHT COMMERCIAL VEHICLE REGISTRATIONS IN EUROPE BY COUNTRY

(Light commercial vehicles)	1995	1994	1993
France	**312,800**	290,300	254,800
Austria	**21,400**	20,900	21,200
Belgium - Luxembourg	**35,300**	31,600	31,400
Denmark	**25,500**	20,600	21,700
Finland	**7,600**	3,800	4,200
Germany	**178,800**	184,100	176,200
Greece	**14,000**	14,800	18,800
Ireland	**13,700**	13,000	10,500
Italy	**120,000**	109,500	108,200
Netherlands	**51,700**	42,500	60,800
Norway	**33,800**	26,700	21,500
Portugal	**66,200**	98,500	78,600
Spain	**164,300**	164,400	156,900
Sweden	**10,900**	7,200	6,000
Switzerland	**16,000**	14,800	12,100
United Kingdom	**198,300**	184,000	161,600
TOTAL EUROPE	1,270,300	1,226,700	1,144,500

PSA Peugeot Citroën
Passenger car registrations in Europe by country

(Passenger cars)	1995		1994		1993	
	Units	Market share (%)	Units	Market share (%)	Units	Market share (%)
France	**582,700**	**30.2**	614,300	31.1	510,500	29.7
Austria	**21,300**	**7.6**	21,300	7.8	21,200	7.5
Belgium - Luxembourg	**52,000**	**13.5**	57,000	13.7	54,900	13.6
Denmark	**17,800**	**13.1**	20,800	14.8	12,200	14.8
Finland	**6,600**	**8.3**	5,700	8.4	3,900	6.9
Germany	**134,500**	**4.1**	143,100	4.5	164,000	5.1
Greece	**12,500**	**10.0**	12,300	11.3	17,000	11.5
Ireland	**5,500**	**6.3**	5,600	7.0	4,400	6.9
Italy	**113,800**	**6.6**	118,300	7.1	114,300	6.7
Netherlands	**47,400**	**1.6**	52,600	12.1	51,200	13.1
Norway	**6,800**	**7.5**	7,600	8.9	4,800	8.0
Portugal	**24,800**	**12.3**	30,900	13.3	34,000	14.0
Spain	**159,000**	**19.1**	181,100	19.9	150,700	20.3
Sweden	**6,500**	**3.8**	7,200	4.6	5,400	4.3
Switzerland	**22,500**	**8.4**	21,100	7.9	20,400	7.9
United Kingdom	**223,600**	**11.5**	231,100	12.1	223,600	12.6
Total Europe	1,437,300	12.0	1,530,000	12.8	1,392,500	12.4
Europe - Outside France	854,600	8.5	915,700	9.2	882,000	9.3

Automobiles Peugeot
Passenger car registrations in Europe by country

(Passenger cars)	1995		1994		1993	
	Units	Market share (%)	Units	Market shrae (%)	Units	Market share (%)
France	**341,700**	**17.7**	369,600	18.7	314,600	18.3
Austria	**12,000**	**4.3**	12,200	4.5	12,000	4.2
Belgium - Luxembourg	**29,100**	**7.5**	32,700	7.9	32,500	8.0
Denmark	**10,700**	**7.9**	11,600	8.3	6,400	7.8
Finland	**4,100**	**5.2**	3,700	5.5	2,800	5.0
Germany	**87,100**	**2.6**	94,400	2.9	100,200	3.1
Greece	**5,800**	**4.6**	6,000	5.5	8,800	6.0
Ireland	**3,600**	**4.2**	3,600	4.5	3,200	5.0
Italy	**66,400**	**3.9**	70,500	4.2	73,100	4.3
Netherlands	**30,600**	**6.9**	32,800	7.5	30,500	7.8
Norway	**4,300**	**4.8**	4,900	5.7	3,400	5.5
Portugal	**14,400**	**7.2**	15,800	6.8	16,300	6.7
Spain	**87,800**	**10.5**	98,300	10.8	77,000	10.4
Sweden	**3,500**	**2.0**	4,000	2.5	3,000	2.4
Switzerland	**15,200**	**5.7**	14,200	5.3	13,400	5.2
United Kingdom	**143,300**	**7.4**	146,600	7.7	142,700	8.0
Total Europe	859,600	7.2	920,900	7.7	839,900	7.5
Europe - Outside France	517,900	5.1	551,300	5.5	525,300	5.5

Automobiles Citroën
Passenger car registrations in Europe by country

(Passenger cars)	1995		1994		1993	
	Units	Market share (%)	Units	Market share (%)	Units	Market share (%)
France	**241,000**	**12.5**	244,600	12.4	195,800	11.4
Austria	**9,300**	**3.3**	9,100	3.3	9,200	3.2
Belgium - Luxembourg	**22,900**	**5.9**	24,300	5.8	22,400	5.5
Denmark	**7,100**	**5.2**	9,100	6.5	5,800	7
Finland	**2,600**	**3.1**	1,900	2.9	1,100	1.9
Germany	**47,400**	**1.4**	48,700	1.5	63,800	2
Greece	**6,800**	**5.4**	6,300	5.8	8,200	5.6
Ireland	**1,800**	**2.1**	2,000	2.5	1,200	1.9
Italy	**47,300**	**2.8**	47,800	2.9	41,300	2.4
Netherlands	**16,900**	**3.8**	19,900	4.6	20,800	5.3
Norway	**2,600**	**2.8**	2,700	3.2	1,500	2.4
Portugal	**10,300**	**5.1**	15,100	6.5	17,700	7.3
Spain	**71,300**	**8.5**	82,800	9.1	73,700	9.9
Sweden	**3,000**	**1.8**	3,200	2.1	2,300	1.9
Switzerland	**7,200**	**2.7**	7,000	2.6	7,000	2.7
United Kingdom	**80,200**	**4.1**	84,600	4.4	80,800	4.5
Total Europe	577,700	4.8	609,100	5.1	552,600	4.9
Europe - Outside France	336,700	3.3	364,500	3.7	356,800	3.7

PSA Peugeot Citroën

Light commercial vehicle registrations in Europe by country

(Light commercial vehicles)	1995		1994		1993	
	Units	Market share (%)	Units	Market share (%)	Units	Market share (%)
France	**115,300**	**36.9**	104,500	36.0	81,100	31.8
Austria	**1,700**	**8.0**	1,400	6.5	1,600	7.5
Belgium - Luxembourg	**5,500**	**15.5**	4,300	13.7	4,700	14.9
Denmark	**2,100**	**8.1**	1,000	4.7	700	3.4
Finland	**200**	**3.2**	–	–	20	0.4
Germany	**6,700**	**3.8**	7,100	3.9	7,200	4.1
Greece	**300**	**2.0**	100	0.4	50	0.3
Ireland	**1,000**	**7.6**	1,000	7.6	700	6.6
Italy	**4,300**	**3.6**	3,000	2.8	2,900	2.7
Netherlands	**2,400**	**4.7**	2,100	4.9	4,600	7.5
Norway	**1,300**	**3.8**	800	3.1	800	3.9
Portugal	**5,300**	**8.0**	8,900	9.1	8,900	11.3
Spain	**24,900**	**15.1**	24,700	15.0	23,800	15.2
Sweden	**300**	**2.4**	–	–	100	1.6
Switzerland	**1,000**	**6.3**	500	3.7	500	4.1
United Kingdom	**9,900**	**5.0**	7,700	4.2	7,800	4.9
Total Europe	182,200	14.3	167,100	13.6	145,500	12.7

Worldwide production by model

(Passenger cars and light commercial vehicles)	1995	1994	1993
Automobiles Peugeot:			
106	**332,600**	340,800	274,450
205	**99,400**	146,600	113,000
305	**–**	–	50
306	**375,500**	380,850	256,900
309	**–**	300	25,100
405	**130,000**	214,300	258,400
406	**70,800**	–	–
504/Paykan	**34,800**	45,550	57,600
505	**7,400**	9,600	24,600
605	**17,000**	19,050	19,600
806	**30,000**	10,900	–
Expert	**3,400**	–	–
J5	**–**	4,150	20,500
J9	**3,200**	2,900	7,600
Boxer	**38,200**	27,000	300
Total	**1,142,300**	1,202,000	1,058,100
(Diesel engines version)	**(494,100)**	(546,900)	(394,400)
(passenger cars)	**(1,037,200)**	(1,104,400)	(978,500)
(light commercial vehicles)	**(105,100)**	(97,600)	(79,600)
Automobiles Citroën:			
AX	**168,300**	198,700	179,100
Saxo	**1,100**	–	–
ZX	**245,300**	251,600	226,800
BX	**–**	100	15,800
Xantia	**191,900**	214,700	184,500
XM	**17,800**	20,600	21,000
Evasion	**19,000**	7,200	–
Jumpy	**3,300**	–	–
C15	**71,400**	71,900	53,300
C25	**–**	2,700	12,800
Jumper	**27,500**	20,300	200
Total	**745,600**	787,800	693,500
(Diesel engines version)	**(390,200)**	(410,500)	(317,100)
(passenger cars)	**(637,800)**	(694,500)	(625,800)
(light commercial vehicles)	**(107,800)**	(93,300)	(67,700)
Total PSA Peugeot Citroën	**1,887,900**	1,989,800	1,751,600
(Diesel engines version)	**(884,300)**	(957,400)	(711,500)
(passenger cars)	**(1,675,000)**	(1,798,900)	(1,604,300)
(light commercial vehicles)	**(212,900)**	(190,900)	(147,300)

Worldwide sales

(Total sales invoiced by PSA Peugeot Citroën European manufacturing companies)

(Passenger cars and light commercial vehicles)	**1995**	1994	1993	1992	1991
Western Europe					
France:					
Peugeot	**396,200**	429,500	327,500	436,800	477,100
Citroën	**304,800**	304,100	249,700	270,100	317,300
PSA Peugeot Citroën	**701,000**	733,600	577,200	706,900	794,400
Other Western European countries:					
Peugeot	**552,300**	584,600	543,500	617,400	616,700
Citroën	**385,200**	415,600	398,600	458,900	465,600
PSA Peugeot Citroën	**937,500**	1,000,200	942,100	1,076,300	1,082,300
Total Western Europe					
Peugeot	**948,500**	1,014,100	871,000	1,054,200	1,093,800
Citroën	**690,000**	719,700	648,300	729,000	782,900
PSA Peugeot Citroën	**1,638,500**	1,733,800	1,519,300	1,783,200	1,876,700
Rest of the world					
Central and Eastern Europe:					
Peugeot	**18,000**	13,800	20,000	14,600	11,800
Citroën	**9,500**	7,900	10,200	6,300	5,800
PSA Peugeot Citroën	**27,500**	21,700	30,200	20,900	17,600
Africa:					
Peugeot	**25,600**	24,100	22,300	30,600	36,500
Citroën	**9,300**	9,400	6,900	8,200	6,400
PSA Peugeot Citroën	**34,900**	33,500	29,200	38,800	42,900
America:					
Peugeot	**70,900**	98,700	71,000	58,900	33,900
Citroën	**12,900**	11,200	7,900	7,600	4,200
PSA Peugeot Citroën	**83,800**	109,900	78,900	66,500	38,100
Asia-Oceania:					
Peugeot	**41,100**	39,900	59,400	56,800	59,900
Citroën	**22,600**	21,400	19,300	14,900	9,500
PSA Peugeot Citroën	**63,700**	61,300	78,700	71,700	69,400
Special registrations:					
Peugeot	**17,400**	18,600	18,200	19,400	22,700
Citroën	**2,000**	10,000	9,400	13,100	10,700
PSA Peugeot Citroën	**19,400**	28,600	27,600	32,500	33,400
Total sales, rest of the world					
Peugeot	**173,000**	195,100	190,900	180,300	164,800
Citroën	**56,300**	59,900	53,700	50,100	36,600
PSA Peugeot Citroën	**229,300**	255,000	244,600	230,400	201,400
Total international sales					
Peugeot	**725,300**	779,700	734,400	797,700	781,500
Citroën	**441,500**	475,500	452,300	509,000	502,200
PSA Peugeot Citroën	**1,166,800**	1,255,200	1,186,700	1,306,700	1,283,700
Total worldwide sales					
Peugeot	**1,121,500**	1,209,200	1,061,900	1,234,500	1,258,600
(including small collections)	**(31,600)**	(40,300)	(41,700)	(26,500)	(20,600)
Citroën	**746,300**	779,600	702,000	779,100	819,500
PSA Peugeot Citroën	**1,867,800**	1,988,800	1,763,900	2,013,600	2,078,100

Group manufacturing facilities

(As at December 31, 1995)

Facilities	Production activity	Annual output	Employees
• PEUGEOT			
FRANCE		**801,100**	**50,827**
Sochaux	205, 306, 405, 406, 605	265,900	19,788
Mulhouse	106	332,200	10,860
Poissy	306	203,000	9,561
Vesoul	Leather seats, CKD shipments Peugeot and Citroën replacement parts for export	–	2,509
Lille	Diesel engines	–	269
Sept-Fons	Iron castings	–	716
Dijon	Steering systems	–	698
Saint-Etienne	Mechanical components	–	199
Cergy-Pontoise and Melun-Sénart	Peugeot and Citroën spare parts	–	1,273
UMV-SMAN (Usines Mécaniques de Valenciennes)	Gear boxes	900,000	1,567
FVM-SFME (Fonderie Villers-la-Montagne)	Aluminum castings for transmission cases, engine blocks and gears	–	353
Headquarters and other		–	3,034
ABROAD		**195,500**	**10,737**
Villaverde (Spain)	205, 306	116,200	5,448
Ryton (United Kingdom)	306	79,300	5,289
• CITROËN			
FRANCE		**379,100**	**28,638**
Rennes	Xantia, XM	189,800	9,915
Aulnay	ZX station wagon	189,300	5,516
Rennes la Barre-Thomas	Rubber - elastomer parts	–	1,850
Caen	Wheels, axles, suspension systems, transmissions	–	2,238
Charleville	Aluminum and iron castings	–	1,995
Asnières	Free cutting, hydraulic systems	–	716
Saint-Ouen	Stamping	–	681
Meudon	Mechanical components	–	595
Headquarters, Vélizy and other		–	5,132
ABROAD		**282,600**	**7,025**
Vigo (Spain)	AX, ZX, C15	269,400	6,641
Mangualde (Portugal)	AX	13,200	384

Workforce(1)

	1995	1994	1993
Peugeot S.A.	**400**	400	400
AUTOMOBILE ACTIVITY			
Automobiles Peugeot Group			
Automobiles Peugeot + Talbot & Cie	**50,800**	51,100	52,100
French subsidiaries	**4,700**	4,900	7,100
Foreign subsidiaries	**13,100**	13,200	13,800
	68,600	69,200	73,000
Automobiles Citroën Group			
Automobiles Citroën	**28,900**	28,900	29,800
French subsidiaries	**4,700**	4,800	4,900
Foreign subsidiaries	**12,000**	12,000	12,100
	45,600	45,700	46,800
Other companies	**8,500**	8,400	8,500
TOTAL AUTOMOBILE ACTIVITY	**122,700**	123,300	128,300
Mechanical Engineering and Services Activities	**16,800**	16,100	15,200
TOTAL PSA PEUGEOT CITROËN	**139,900**	139,800	143,900
Including:			
- France	**112,200**	112,100	116,800
- Abroad	**27,700**	27,700	27,100

(1) Employees of companies fully consolidated as at December 31, 1995.

PEUGEOT AND CITROËN JOINT PLANTS

(As at December 31, 1995)

Facilities	Production activity	Annual output	Employees
S.M.A.E. (Société Mécanique Automobile de l'Est)		**2,084,500**	**4,967**
Metz-Borny Plant	Gear boxes	1,000,900	1,750
Tremery Plant	XU gasoline engines and XUD diesel engines	1,083,600	3,217
50% Automobiles Citroën			
50% Automobiles Peugeot			

JOINT PLANTS WITH OTHER CAR MANUFACTURERS

(As at December 31, 1995)

Subsidiaries	Production activity	Annual output	Employees
FRANCE			
Française de Mécanique			4,705
	Cast iron crankshafts and cylinder linings		
50% Automobiles Peugeot	Engines: TU + TUD	776,900	
50% Renault	J	113,700	
	DK5	64,700	
	D	2,200	
Société Franco-Suédoise - PRV			
50% Automobiles Peugeot	V6 engines	12,800	
50% Renault			
Société de Transmissions Automatiques			932
20% Automobiles Peugeot	Automatic gear boxes		
80% Renault	Transmissions 4 x 4		
	Pumps		
	Bevel gears		
Sevelnord Valenciennes - Hordain		**capacity** : 130,000	3,712
25% Automobiles Peugeot	Peugeot 806		
	Peugeot Expert		
25% Automobiles Citroën	Citroën Evasion		
	Citroën Jumpy		
50% Fiat	Fiat Ulysse		
	Fiat Scudo		
	Lancia Zeta		
ABROAD			
Società Europea Veicoli Leggeri (Italy)		**capacity** : 190,000	4,276
25% Automobiles Peugeot	Peugeot Boxer		
25% Automobiles Citroën	Citroën Jumper		
50% Fiat	Fiat Ducato		

SUMMARY ORGANIZATION CHART

(as at December 31, 1995)


PEUGEOT S.A.
AUTOMOBILE DIVISION
100%
AUTOMOBILES PEUGEOT
100%
AUTOMOBILES CITROËN
FRANCE
50%
50%
FRANÇAISE DE MECANIQUE
24 RETAIL DISTRIBUTION SUBSIDIARIES
65%
35%
SOGEDAC - SOCIETE GENERALE D'ACHATS
100%
STE DE CONSTRUCTION D'EQUIPEMENTS DE MECANISATIONS ET DE MACHINES - SCEMM
99,94%
STE D'OUTILLAGE GENERAL APPLIQUE AUX MOULES ET MODELES SOGAMM
REGIE NATIONALE DES USINES RENAULT
50%
50%
SOCIETE FRANCO-SUEDOISE DE MOTEURS PRV
100%
SOCIETE COMMERCIALE AUTOMOBILE
50%
PEUGEOT PARC ALLIANCE
50%
CREDIPAR
GIE PSA PEUGEOT CITROËN
98,29%
CITER
99,96%
SOCIETE COMMERCIALE CITROËN
80%
20%
SOCIETE DE TRANSMISSIONS AUTOMATIQUES
99,61%
SOCIETE DE DISTRIBUTION ET D'EXPLOITATION D'AUTOMOBILE SODEXA
50%
50%
SOCIETE MECANIQUE AUTOMOBILE DE L'EST
99,40%
CITROËN CHAMP DE MARS
25%
25%
FIAT S.p.A.
50%
SOCIETE EUROPEENNE DE VEHICULES LEGERS DU NORD SEVELNORD
50%
EUROPE
99,97%
PEUGEOT TALBOT ESPAÑA S.A. (Spain)
100%
PEUGEOT MOTOR COMPANY PLC (United Kingdom)
25%
25%
SOCIETÀ EUROPEA VEICOLI LEGGERI-SEVEL S.p.A. (Italy)
95,54%
CITROËN ITALIA S.p.A. (Italy)
94,97%
CITROËN HISPANIA S.A. (Spain)
99,94%
PEUGEOT TALBOT AUTOMOBILI ITALIA S.p.A. (Italy)
100%
PEUGEOT TALBOT NEDERLAND N.V. (Netherlands)
16,50%
CITROËN LUSITANIA S.A. (Portugal)
99,98%
AUTOMOVEIS CITROËN S.A. (Portugal)
86,53%
PEUGEOT PORTUGAL AUTOMOVEIS S.A. (Portugal)
99,99%
PEUGEOT TALBOT BELGIQUE S.A. (Belgium)
50%
50%
A.B. AUTOGRUPPEN CITROËN, PEUGEOT, TALBOT (Sweden)
99,75%
CITROËN (SUISSE) S.A. (Switzerland)
99,95%
CITROËN DEUTSCHLAND AG (Germany)
100%
PEUGEOT TALBOT DEUTSCHLAND GmbH (Germany)
100%
PEUGEOT TALBOT SUISSE S.A. (Switzerland)
100%
CITROËN BELUX S.A.- N.V. (Belgium)
99,97%
CITROËN U.K. Ltd (United Kingdom)
100%
PEUGEOT POLSKA (Poland)
100%
PEUGEOT TALBOT AUSTRIA GmbH (Austria)
100%
CITROËN DANMARK A/S (Denmark)
100%
CITROËN NEDERLAND B.V. (Netherlands)
100%
PEUGEOT HUNGARY (Hungary)
100%
CITROËN NORGE A/S (Norway)
100%
CITROËN ÖSTERREICH GmbH (Austria)
CIMOS INTERNATIONAL (Slovenia)
100%
CITROËN POLSKA (Poland)
OTHER COUNTRIES
100%
PEUGEOT MOTORS OF AMERICA INC. (United States)
70%
PEUGEOT DO BRASIL AUTOMOVEIS Ltda (Brazil)
91,32%
AUTOMOTORES FRANCO CHILENA S.A. (Chile)
67,40%
32,51%
PEUGEOT CITROËN CUKUROVA OTOMOVIS (Turkey)
25%
DONGFENG-CITROËN AUTOMOBILE COMPANY (China)
52%
CITROËN JAPON (Japan)
22%
GUANGZHOU PEUGEOT AUTOMOBILE COMPANY Ltd (China)
50%
INCHCAPE PEUGEOT JAPAN (Japan)
40%
PEUGEOT AUTOMOBILE NIGERIA Ltd (Nigeria)
51%
PEUGEOT EGYPTE SAE (Egypt)
40%
CITVEST AUTOMOBILES CORPORATION Ltd (Taiwan)
39,97%
SOCIETE TUNISIENNE DES AUTOMOBILES CITROËN (Tunisia)
20%
SOMACA (Morocco)
12,12%
SOPRIAM (Morocco)
90,70%
PEUGEOT ALGERIE (Algeria)
33,25%
STAFIM (Tunisia)

MECHANICAL ENGINEERING AND SERVICES DIVISION

FINANCIAL SERVICES


68%
ECIA
100%
GEFCO
AUTOMOBILES PEUGEOT
22,25%
65,25%
BANQUE PSA FINANCE HOLDING
12,5%
AUTOMOBILES CITROËN
ROTH FRERES
49%
51%
ECSA ETUDE ET CONSTRUCTION DE SIEGES POUR L'AUTOMOBILE
HONDA MOTOR
100%
STE DE CONSTRUCTIONS MECANIQUES PANHARD & LEVASSOR
99,79%
TRANSAUTO-STUR
SOVAC
50%
CREDIPAR
98%
SOFIRA-SOCIETE DE FINANCEMENT DES RESEAUX AUTOMOBILES
100%
SOCIETE DE CREDIT A L'INDUSTRIE AUTOMOBILE-SOCIA
66%
CESA COMPAGNIE EUROPEENNE DE SIEGES POUR L'AUTOMOBILE
34%
74,26%
25%
PEUGEOT MOTOCYCLES
100%
STE D'APPLICATIONS DES MACHINES MOTRICES - SAMM
99,93%
GEFCOTOUR
100%
SOCIETE NOUVELLE DE DEVELOPPEMENT AUTOMOBILE
100%
SOCIETE FINANCIERE DE BANQUE-SOFIB
FRANCO-SUEDOISE D'INVESTISSEMENT
49%
51%
EAK COMPOSANTS POUR L'AUTOMOBILE
100%
PEUGEOT CITROËN MOTEURS
51%
AIR GEFCO
100%
GIE PSA TRESORERIE
100%
ELI-ECHAPPEMENT
100%
LA PUBLICITE FRANÇAISE
100%
GEFCO U.K. Ltd (United Kingdom)
100%
PSA WHOLESALE Ltd (United Kingdom)
100%
PEUGEOT FINANCE INTERNATIONAL N.V. (Netherlands)
99,87%
PSA INTERNATIONAL S.A. (Switzerland)
100%
ECIA GmbH (Germany)
98%
GEFCO ITALIA S.p.A. (Italy)
LOMBARD NORTH CENTRAL (United Kingdom)
50%
50%
PSA FINANCE PLC (United Kingdom)
100%
ECIA AUTOMOBIL-SYSTEME GmbH (Germany)
100%
GEFCO BENELUX S.A. (Belgium)
100%
PSA CREDIT ESPAÑA S.A. (Spain)
100%
PSA LEASING ESPAÑA S.A. (Spain)
100%
PSA FINANCIAL HOLDING B.V. (Netherlands)
0,35%
99,65%
LEISTRITZ ABGASTECHNIK (Germany)
5%
95%
GEFCO DEUTSCHLAND (Germany)
80%
PSA GESTAO-COMERCIO E ALUGUER DE VIATURAS (Portugal)
100%
PSA BANK DEUTSCHLAND GmbH (Germany)
100%
PSA FINANCIERING NEDERLAND B.V. (Netherlands)
PEUGEOT MOTOR COMPANY PLC
20,44%
79,56%
HILLS PRECISION COMPONENTS (United Kingdom)
100%
GEFCO ESPAÑA (Spain)
17%
90%
PSA CREDITO-SFAC (Portugal)
82,35%
17,65%
PSA FINANCE (SUISSE) S.A. (Switzerland)
33,91%
SILENCIADORES P.C.G. (Spain)
100%
GEFCO (SUISSE) S.A. (Switzerland)
RAIFFEISEN ZENTRALBANK ÖSTERREICH AG (Austria)
25%
75%
P&C BANK AG (Austria)
58%
42%
PSA CREDIT BELGIUM S.A. (Belgium)
99%
PSA FINANZIARIA ITALIA ((Italy))
97%
GEFCO PORTUGAL TRANSITARIOS LIMITADA (Portugal)

— Manufacturing companies
— Marketing companies
— Other companies
— Mechanical engineering companies
— Transportation companies
— Finance companies

Le présent rapport a été tiré à 1 500* exemplaires.

Conception : Direction de la Communication de PSA Peugeot Citroën

Photos : Dingo - Campagne, Campagne : Nicole Lejeune, Lightstein, Porchez, Alex - Pix : Thierry Deffenne, J.-P. Fruchet, Bavaria-Bildagentur - Image Bank : Steve Niedorf - Agence D.P.P.I. - Photothèques PSA Peugeot Citroën - Photothèque Gefco - X

Réalisation : ALTEDIA SYNELOG

Edition : LPF

Legal and Financial Documents

Consolidated Financial Statements

Legal Documents

The consolidated financial statements of PSA Peugeot Citroën are presented in accordance with generally accepted accounting principles in the United States of America and the international accounting principles formulated by the IASC. No changes of accounting method took place in 1995.

Consolidated companies

The list of consolidated companies may be found at the end of the notes to the consolidated financial statements.

Companies that are more than 50 percent-owned by Peugeot S.A. are fully consolidated, with the exception of financial services and banking companies which are accounted for by the equity method due to the different nature of their business. Companies that are between 20 and 50 percent-owned and over which the group exercises significant influence are also accounted for by the equity method. In accordance with FASB Bulletin no. 94, consolidated financial statements prepared by fully consolidating all companies that are more than 50 percent-owned, including the financial services and banking subsidiaries, are also presented, in note 25.

In 1995, 96 companies were fully consolidated and 39 were accounted for by the equity method, representing a total of 135 compared with 137 in 1994.

In 1995, Soler Seguin and Le Fourgon Dauphinois-Bellier, two wholly-owned subsidiaries of Gefco, were merged into their parent company (Le Fourgon Dauphinois-Bellier was not consolidated in 1994). Cofic, which provides wholesale financing to the Peugeot and Citroën dealer networks in Spain, was merged into PSA Credit España. Peugeot Portugal Automoveis, which took over the distribution of Peugeot vehicles in Portugal in 1995 was fully consolidated. Grands Garages de Champagne, a regional distribution subsidiary, was divested during the year.

Sales

Consolidated sales contracted by 1.2 percent to FF 164,248 million. Based on comparable scope of consolidation, the decline was 1.3 percent. The only material change in scope of consolidation, in terms of sales, was the merger of Le Fourgon Dauphinois-Bellier into Gefco, which reduced sales by FF 170 million or 0.1 percent.

Breakdown of sales by business segment

(in millions of French francs)	**1995**	1994	1993	1992	1991
Automobile Division					
- Automobiles Peugeot	**90,483**	92,593	80,100	88,250	91,279
- Automobiles Citroën	**64,122**	65,402	59,091	59,827	61,019
Other	**269**	152	366	415	371
Total Automobile Division	**154,874**	158,147	139,557	148,492	152,669
Mechanical Engineering and Services Division	**9,369**	8,044	5,867	6,931	7,495
Holding company	**5**	4	7	8	7
PSA Peugeot Citroën	**164,248**	166,195	145,431	155,431	160,171

Automobile Division sales declined by 2.1 percent, reflecting a 2.3 percent fall off in sales by Peugeot and a 2 percent reduction in Citroën sales.

The Mechanical Engineering and Services Division contributed FF 9,369 million to 1995 sales, up 15.5 percent from FF 8,044 million in 1994. Growth was led by strong automotive equipment sales by Ecia in Germany, higher sales by Peugeot Motocycles and Gefco's increasing business with companies outside the PSA Peugeot Citroën Group.

Sales of new cars contracted by three percent to FF 122.25 million. The decline was the net result of the following factors:

	in %
- lower volumes	- 6.3
- higher average prices	+ 4.1
- changes in exchange rates	- 1.4
- change in product mix	+ 1.2
- other factors	- 0.6
	- 3.0

The further improvement in the product mix reflects the Group's success in achieving a good balance between compact models, lower mid-range models and upper mid-range models. The refocused line-up offset the effects of stronger growth in sales of low-range models resulting from government "new-for-old" incentives in France and Spain.

Quarterly sales

(in millions of French francs)	**1995**	1994	% change
- 1st quarter	**42,665**	39,338	+ 8.5
- 2nd quarter	**43,766**	44,496	- 1.6
- 3rd quarter	**35,256**	37,845	- 6.8
- 4th quarter	**42,561**	44,516	- 4.4
Total	**164,248**	166,195	- 1.2

The sharp swings in quarterly sales reflected the changing economic conditions in Europe, with strong growth in the first quarter being followed by a distinct lack of momentum in the last nine months. Sales were also affected by the withdrawal of government new-for-old incentives in Spain at the end of the first quarter. Lastly, public transport strikes in France during November and December seriously weakened the French automobile market at the end of the year and disrupted deliveries to other European markets, triggering a sharp fall off in fourth-quarter sales.

Sales geographic analysis

(in millions of French francs)	**1995**	1994	% change
France	**74,343**	74,564	- 0.3
Outside France	**89,905**	91,631	- 1.9
United Kingdom	**19,813**	21,529	- 8.0
Italy	**9,851**	8,946	+ 10.1
Germany	**13,893**	12,683	+ 9.5
Spain	**12,806**	13,818	- 7.3
Rest of European Union	**15,992**	17,275	- 7.4
Rest of Europe	**4,872**	4,328	+ 12.6
North America	**594**	663	- 10.4
Africa	**2,833**	2,728	+ 3.8
Rest of world	**9,251**	9,661	- 4.2
PSA Peugeot Citroën	**164,248**	166,195	- 1.2

Net sales *(in millions of French francs)*



France
International
180
160
140
120
100
80
60
40
20
0
160,171
89,213
70,958
155,431
90,039
65,392
145,431
83,906
61,525
166,195
91,631
74,564
164,248
89,905
74,343
1991
1992
1993
1994
1995

Sales realized outside France accounted for 54.7 percent of the total versus 55.1 percent in 1994. Exports by the French companies in the Group—representing their contribution to the French balance of payments—totaled FF 74,507 million in 1995, down by a scant 0.5 percent on 1994.

Consolidated statement of income

Operating expenses rose by one percent to FF 161,254 million from FF 159,735 million in 1994. A detailed analysis of operating expenses is presented in note 16.

Purchases used in production totaled FF 100,02 million, representing an increase of 2.5 percent on 1994. These costs represented 58.7 percent of output for the year (determined by adding to consolidated sales changes in finished product and work in progress inventories for FF 2,366 million and in-house constructed assets of FF 3,740 million) versus 57.8 percent in 1994. The 0.9 point year-on-year increase reflects the net impact of enhancements to the range of accessories fitted as standard on new vehicles, an improved product mix, cost savings generated by technical advances and lower prices negotiated with suppliers. The main contributory factor, however, was the increase in sales of MPVs and utility vehicles purchased from companies that are accounted for by the equity method.

Excluding intercompany purchases and changes in raw materials inventories, purchases used in the production of new vehicles manufactured by fully consolidated subsidiaries declined by 5.1 percent to FF 59,127 million in 1995 from FF 62,307 million the previous year. Purchases of used vehicles and replacement parts, overheads and other costs remained flat at FF 24,300 million. Purchases of vehicles for resale almost doubled to FF 10,089 million from FF 5,452 million in 1994, reflecting 1) the build-up of sales of MPVs and utility vehicles purchased, respectively, from Sevelnord and Sevel Italy, two 50 percent-owned subsidiaries accounted for by the equity method, and 2) to a lesser extent, purchases of vehicles from Heuliez. Lastly, Mechanical Engineering and Services Division purchases rose by 8.4 percent to FF 10,419 million from FF 9,649 million in 1994.

Personnel costs
(in millions of French francs and as a % of sales)



35
30
25
20
15
10
5
0
30,682
31,149
30,132
30,360
30,320
19.2
20.0
20.7
18.3
18.4
1991
1992
1993
1994
1995

Personnel costs contracted slightly to FF 30,320 million. The number of employees at December 31, 1995 was unchanged from year-end 1994, the elimination of 600 jobs within the Automobile Division having been offset by an increase in Mechanical

Engineering and Services Division employees, following the first-time consolidation of a subsidiary of Gefco and the expansion of the workforce of Ecia. Average Group employees declined by 1.2 percent, reflecting a 2,200 person reduction in the average workforce of the Automobile Division to 123,200 employees. The year-on-year change in personnel costs reflected the net impact of the 3.7 percent average increase in salary levels, extensive use of short-time working and the growth in the number of part-time employees to 3,584 persons at year-end 1995. The latter two developments fueled a 1.7 percent reduction in aggregate personnel costs.

Depreciation expense was 1.1 percent up at FF 10,427 million. This amount includes FF 332 million in write-offs of assets retired during the year, which were previously included in other income and expense. On a like-for-like basis, 1995 depreciation expense was 2.1 percent down on 1994, reflecting the benefits of measures taken in recent years to reduce the unit cost of capital spending projects.

Taxes other than on income totaled FF 2,538 million. The 10.3 percent increase compared with the previous year was attributable to the rise in business license tax and the 30 percent increase in the rate of the sales-based social security surtax, effective from January 1, 1994.

Other external costs rose sharply to FF 24,073 million. This item includes outsourced engineering work, temporary staff costs and, above all, selling expenses and warranty costs. Selling expenses grew by 9.7 percent due to competition-driven changes in marketing practices that forced Automobiles Peugeot and Automobiles Citroën to significantly increase their marketing budgets.

Operating margin

(in millions of French francs and as a % of sales)


11
10
9
8
7
6
5
4
3
2
1
0
-1
10,102
6.3
5,881
3.8
(299)
-0.2
7,289
4.4
3,751
2.3
1991
1992
1993
1994
1995

Operating income fell to FF 3,751 million from FF 7,289 million in 1994, representing 2.3 percent of sales versus 4.4 percent the previous year. Three factors contributed to the decline. The 120,000-unit fall off in volumes "cost" FF 2.3 billion in lost margin. Unfavorable exchange rates, particularly the sharp decline in sterling, reduced operating income by FF 1.3 billion. The third factor was the substantial increase in selling expenses, including advertising, dealer incentives and discounts. The growth in these expenses was fully offset by a further significant improvement in internal productivity and also in the productivity of the Group's suppliers, leading to lower purchasing costs.

Net interest expense

(in millions of French francs and as a % of sales)


2.5
2
1.5
1
0.5
0
1,741
1.1
1,465
0.9
2,420
1.7
1,645
1.0
1,481
0.9
1991
1992
1993
1994
1995

Net interest expense was cut from FF 1,645 million in 1994 to FF 1,481 million. Interest expense on receivables factored by Peugeot and Citroën rose by FF 192 million to FF 1,396 million, reflecting the higher average short-term interest rates. Interest expense on borrowings totaled FF 85 million, down from FF 441 million in 1994. The sharp decline was attributable to the lower average interest rates paid by the Group, the full-year benefit of the low interest paid on the March 1994 2 percent convertible bonds and a reduction of some FF 3 billion in average Group indebtedness.

Rationalization costs, corresponding mainly to the program of staff cutbacks, contracted to FF 249 million from FF 663 million in 1994.

Net other expense totaled FF 643 million versus FF 1,043 million the previous year. Part of the decrease was due to the classification under depreciation expense of write-offs of assets retired during the year for an amount of FF 332 million. In 1994, these write-offs were included in net other expense. Expenses for 1995 also include a FF 385 million allocation to provisions for supplementary pensions and retirement indemnities, and a FF 124 million reserve set aside for call premiums payable on any convertible bonds redeemed for cash.

The Group's equity in the pre-tax earnings of affiliated companies totaled FF 1,048 million, up from FF 583 million in 1994. The contribution of the Group's financial services and banking affiliates held firm at FF 1,058 million versus FF 1,036 million the previous year. Manufacturing joint-ventures set up with other automakers came close to break-even, making a negative contribution of only FF 10 million compared with FF 453 million in 1994. This improvement was attributable to the build-up of production of MPVs by Sevelnord and of utility vehicles by Sevel Italy. In addition, a significant proportion of these companies' 1994 losses corresponded to start-up costs.

Pre-tax income/(loss) and net income/(loss)

(in millions of French francs)



Net income/(loss)
Pre-tax income/(loss)
8,474
5,526
4,260
3,372
(1,413)
(2,585)
4,521
3,102
2,426
1,703
1991
1992
1993
1994
1995

Pre-tax income totaled FF 2,426 million—representing 1.5 percent of consolidated sales—compared with FF 4,251 million in 1994. Current and deferred taxes amounted to FF 567 million, representing 23.4 percent of pre-tax income. Detailed comments concerning the tax charge are given in note 20 to the consolidated financial statements.

Net income before minority interests amounted to FF 1,859 million. After deducting minority shareholders' interests of FF 156 million, including FF 145 million relating to the Ecia group, net income attributable to Peugeot S.A. totaled FF 1,703 million versus FF 3,102 million in 1994. Net income for 1995 represented 1 percent of consolidated sales.

Consolidated statement of cash flows

Net cash provided from operations amounted to FF 8,783 million, down from FF 19,861 million in 1994.

Cash flow and capital expenditure



Cash flow
Capital expenditure
15,521
15,386
13,784
13,709
11,265
8,357
15,217
10,457
12,776
11,000
Coverage ratio 1991 99.1% 1992 99.5% 1993 74.2% 1994 145.5% 1995 116%
Cash flow in % of sales 9.6 8.8 5.7 9.2 7.8

Cash flow stood at FF 12,776 million, covering 116 percent of capital expenditure and 128 percent of capital expenditure net of disposal proceeds.

Working capital requirement

(in millions of French francs and as a % of sales)



3,542
2.2
7,293
4.7
5,091
3.5
448
0.3
4,441
2.7
1991
1992
1993
1994
1995

The working capital requirement increased by FF 3,993 million in 1995, after falling by FF 4,644 million the previous year. The fall-off in output in the fourth quarter and the sales downturn in November and December triggered by public transport strikes in France, which weakened the domestic market and disrupted deliveries to other European markets, led to a FF 2,100 million increase in inventories, coupled with a FF 1,200 million decrease in supplier credit.

Capital expenditure

(in millions of French francs)	1995	1994	1993	1992	1991
Automobile Division					
Automobiles Peugeot	**5,857**	5,919	5,744	6,813	6,746
Automobiles Citroën	**4,439**	3,913	4,913	6,212	7,850
Other companies (Sogedac)	**8**	7	7	8	(1)
Total Automobile Division	**10,304**	9,839	10,664	13,033	14,595
Mechanical Engineering and Services Division	**696**	618	600	751	926
Total PSA Peugeot Citroën	**11,000**	10,457	11,264	13,784	15,521
As a percentage of sales	**6.7**	6.3	7.7	8.9	9.7
Affiliates accounted for by the equity method	**716**	1,337	2,112	1,839	560
Total	**11,716**	11,794	13,376	15,623	16,081

Cash flows from investing activities

Cash flows from investing activities represented a net cash outflow of FF 10,348 million, more or less unchanged from the previous year's FF 10,596 million.

Capital expenditure totaled FF 11,000 million, a small increase compared with FF 10,457 million in 1994. Capital expenditure has been cut by 30 percent since 1991, reflecting the benefits of efforts to reduce the unit cost of capital projects by standardizing tooling, eliminating superfluous technological enhancements and closely monitoring costs while maintaining the same commitment to new product development and plant modernization.

Investments acquired during the year amounted to FF 777 million and investment disposals stood at FF 606 million. Movements for the year included the transfer of equity interests between the Group and the Banque PSA Finance Holding subgroup, which is not fully consolidated, subscription to the initial capital of PAL-Peugeot in India and to a rights issue by Dongfeng-Citroën Automobile Company, China, and the disposal of part of Ecia's interest in the capital of Cycle Europe.

Cash flows from financing activities

Net cash provided by financing activities totaled FF 246 million versus FF 2,381 million the previous year. The year-on-year change is due to the 1994 FF 3,960 million convertible bond issue. No major debt issues were carried out in 1995.

Cash flows from operating, investing and financing activities and the movement in the special translation reserve had the effect of reducing the Group's cash and cash equivalents by FF 1,444 million. This decline is attributable to the increase in the working capital requirement, driven by unfavorable market conditions.

Consolidated balance sheet

Consolidated stockholders' equity rose to FF 54,630 million from FF 51,524 million at year-end 1994. The increase primarily corresponded to net income for the year less the FF 300 million dividend paid out in respect of 1994 and the FF 322 million negative effect of exchange rate fluctuations on the opening net assets of foreign subsidiaries.

Net indebtedness and stockholders' equity

(in millions of French francs)



Net indebtedness
Stockholders' equity
60
50
40
30
20
10
0
51,718
53,144
50,539
53,524
54,630
9,392
14,337
16,672
7,643
9,823
1991
1992
1993
1994
1995

Long-term debt declined to FF 12,040 million from FF 12,489 million at year-end 1994. These borrowings represent only part of the long-term funding available to the Group. At December 31, 1995, Peugeot S.A. and its main subsidiaries still had access to confirmed medium-term bank lines of credit totaling FF 8,260 million. Most of these lines, which are intended to provide the Group with the necessary liquidity, were renewed for a further seven years in 1995. During the year, Banque PSA Finance Holding, which is accounted for by the equity method, obtained a FF 12,500 million five-year confirmed standby line of credit.

Net indebtedness at December 31, 1995 totaled FF 9,823 million, as follows:

Net financial debt

(in millions of French francs)	1995	1994
Long and medium-term debt:		
- long-term portion	**(12,040)**	(12,489)
- current maturities	**(1,771)**	(699)
Total	**(13,811)**	(13,188)
Loans and other financial assets:		
- long-term portion	**3,921**	4,102
- current portion	**199**	131
Total	**4,120**	4,233
Cash and cash equivalents	**(132)**	1,312
Net indebtedness	**(9,823)**	(7,643)

Despite the excess of cash flow over capital expenditures, the Group's net indebtedness increased by FF 2,180 million in 1995, due to the increase in working capital requirement caused by market conditions. At December 31, 1995, the Group's net debt-to-equity ratio stood at 18 percent.

Auditor's Report on the Consolidated Financial Statements
for the years ended December 31, 1995 and 1994

To the Stockholders
and Board of Directors of Peugeot S.A.,

1. We have audited the consolidated balance sheets of Peugeot S.A. and its subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statement referred to above present fairly in all material respects, the financial position of Peugeot S.A. and its subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in France and in the United States of America.

4. According to Statement no. 94 of the Financial Accounting Standards Board (FASB), the banking and finance subsidiaries in which Peugeot S.A. holds directly or indirectly a majority interest should have been consolidated. The Group provides the presentation required by the FASB in note 25 and continues as in prior years to carry banking and finance subsidiaries on the equity basis in its principal consolidation financement statements. There is no difference between the two presentations in respect of consolidated net income and stockholders' equity.

Paris, April 4, 1996

Statutory auditors

Barbier Frinault & Associés — F. Scheidecker

Befec-Price Waterhouse — J. Raffegeau, J.-M. Puel

Contractual auditors

Coopers & Lybrand

CONSOLIDATED STATEMENT OF INCOME

(in millions of French francs)	**Year ended December 31, 1995**	Year ended December 31, 1994
Net sales	**164,248**	166,195
Sundry revenues	**757**	829
Operating expenses (note 16)	**(161,254)**	(159,735)
Operating margin	**3,751**	7,289
Other income and (expense)		
Restructuration costs (note 17)	**(249)**	(663)
Interest expense, net (note 18)	**(1,481)**	(1,645)
Other income and (expense), net (note 19)	**(643)**	(1,043)
	(2,373)	(3,351)
Equity in pre-tax earnings of affiliated companies (note 5-b)	**1,048**	583
Income before income taxes	**2,426**	4 521
Income taxes (note 20)	**(567)**	(1,269)
Net income before minority interest	**1,859**	3,252
Minority interest in net income of consolidated subsidiaries	**(156)**	(150)
Net income for the year	**1,703**	3,102
Earning per share (note 24)		
Net income per common share (in French francs)	**34**	62
On the basis of the following average number of common shares outstanding	**50,043,901**	50,036,162
Net income per common share (in French francs)	**34**	60
On the basis of the following average number of common shares, after dilution	**54,053,843**	53,072,516

The notes on pages 59 to 77 are an integral part of the consolidated financial statements.

Consolidated Balance Sheet

(in millions of French francs)	**December 31, 1995**	December 31, 1994
ASSETS		
Current assets		
Cash	**3,098**	1,388
Short-term deposits and marketable securities (notes 1-h and 9)	**16,112**	15,572
Accounts and notes receivable, net (note 8)	**13,774**	13,573
Current portion of non-current loans	**199**	131
Deferred income tax	**1,159**	1,044
Other receivables	**4,990**	5,259
Inventories (note 7)	**25,950**	23,850
	65,282	60,817
Property (note 3)		
Land, plant and equipment		
- at cost	**103,550**	99,325
- less: accumulated depreciation	**(52,447)**	(47,036)
	51,103	52,289
Unamortized special tools	**9,139**	8,384
	60,242	60,673
Investments and other assets		
Investment in companies at equity (note 5)	**7,437**	7,396
Other investments (note 6)	**3,541**	2,944
Non-current loans and receivables (note 4)	**3,921**	4,102
Other assets	**636**	659
Deferred income tax and carry back	**3,836**	3,792
	19,371	18,893
Total assets	**144,895**	140,383

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Bank advances	**9,692**	8,825
Short-term financing (note 15)	**9,650**	6,823
Accounts and notes payable	**27,905**	29,105
Other payables	**13,441**	14,070
Current portion of long-term debt	**1,771**	699
Deferred tax	**86**	103
	62,545	59,625
Long-term debt (note 12)		
Convertible bond debenture (note 13)	**3,960**	3,960
Debentures	**4,639**	5,747
Other borrowing	**3,441**	2,782
	12,040	12,489
Subordinated securities (note 11)	**158**	284
Other non-current liabilities (note 14)	**3,797**	3,045
Deferred income taxes	**10,205**	10,000
Minority interest in net assets of consolidated subsidiaries	**1,520**	1,416
Stockholders' equity (note 10)		
Common stock (par value F 35 a share, 50,095,678 and 50,039,468 shares issued and outstanding)	**1,753**	1,751
Capital in excess of par value of stock	**5,382**	5,359
Reserves	**47,495**	46,414
	54,630	53,524
Total liabilities and stockholders' equity	**144,895**	140,383

The notes on pages 59 to 77 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of French francs)	**Year ended December 31, 1995**	Year ended December 31, 1994
Net income for the year	**1,703**	3,102
Amortization of special tools	**3,100**	3,224
Depreciation of plant and equipment	**7,290**	7,052
Deferred income taxes	**98**	664
Other non-current provisions	**550**	451
Minority interest in net income of consolidated subsidiaries	**156**	150
Equity in undistributed earnings of affiliated companies	**(145)**	174
Other	**24**	400
Working capital provided from operations	**12,776**	15,217
(Increase)/Decrease in inventories	**(2,100)**	759
Increase in accounts and notes receivable	**(201)**	(2,348)
(Increase)/Decrease in other receivables	**269**	(451)
Increase/(Decrease) in accounts and notes payable	**(1,200)**	7,505
Decrease in other payables	**(629)**	(786)
Increase in short term deferred taxes	**(132)**	(35)
Cash flows from operating activities	**8,783**	19,861
Disposals of investments	**606**	76
Disposals of subsidiaries	**-**	87
Disposals of property	**956**	793
Capital expenditure	**(11,000)**	(10,457)
Investment acquisitions	**(777)**	(694)
Investments in subsidiaries	**(17)**	(264)
Other	**(116)**	(137)
Cash flows from investing activities	**(10,348)**	(10,596)
Dividends	**(300)**	-
Increase in capital	**25**	3
Issuance of convertible bond debenture	**-**	3,960
Issuance of long-term debt	**1,602**	1,335
Repayments and transfers to short-term	**(795)**	(1,950)
Non-current loans and long term receivables	**(272)**	(845)
Other	**(14)**	(122)
Cash flows from financing activities	**246**	2,381
Movement in special translation reserve	**(125)**	(63)
Net increase/(decrease) in cash and cash equivalents	**(1,444)**	11,583
Cash and cash equivalents at January 1	**1,312**	(10,271)
Cash and cash equivalents at December 31	**(132)**	1,312

The notes on pages 59 to 77 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF RESERVES

(in millions of French francs)	
Balance as at December 31, 1993	**43,431**
Net income for the year ended December 31, 1994	3,102
Movement in special translation reserve	(119)
Balance as at December 31, 1994	**46,414**
Net income for the year ended December 31, 1995	1,703
Dividend (FF 6 per share)	(300)
Movement in special translation reserve	(322)
Balance as at December 31, 1995	**47,495**

The notes on pages 59 to 77 are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994

NOTE 1 - Accounting policies

The financial statements of group companies, prepared in accordance with the accounting principles applicable in their respective countries, have been restated, for comparison purposes, before consolidation. The PSA Peugeot Citroën group has elected to present its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) issued by the Financial Accounting Standard Board (FASB) which are best adapted to the international context of its activities and shareholding. These principles, which are essentially those described in note 1-a to 1-n below, are in conformity with the legal requirements for consolidation in France.

Banking and finance subsidiaries in which Peugeot S.A. holds directly or indirectly a majority interest are carried on an equity basis in the main financial statements. According to FASB statement n°94 such banking and finance companies should have been consolidated in the financial statements. The group provides the presentation required by the FASB in note 25. There is no difference between the financial statements presented in note 25 and the main financial statements in respect of consolidated net income and stockholders' equity.

a - Consolidation

The financial statements of significant subsidiaries in which Peugeot S.A. holds directly or indirectly a majority interest are consolidated, with the exception of banking and finance subsidiaries, which are included in the consolidated financial statements on an equity basis.

Companies in which Peugeot S.A. holds directly or indirectly an interest of 20% to 50% and exercices significant influence over operating and financial policies, as well as banking and finance subsidiaries, are included in the consolidated financial statements on an equity basis (note 5).

Certain companies meeting the above criteria have not been consolidated as considered not significant in relation to the consolidated financial statements (note 6).

All significant intercompany transactions are eliminated.

b - Translation of foreign currencies

Foreign currency amounts are translated in accordance with the current rate method, which can be summarized as follows:

- transactions in foreign currencies are translated at the rate of exchange in effect at the time of the transaction;
- at the balance sheet date, monetary assets and liabilities as well as the balance sheets of foreign subsidiaries are translated at the year-end rate of exchange. Income statements of foreign subsidiaries are translated at the average rates of the year;
- gains and losses resulting from the translation of foreign currency transactions are included in earnings, with the exception of those related to transactions representing an investment of a permanent nature in a subsidiary, which are included directly in the special translation reserve in stockholders' equity;
- gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded directly in the special translation reserve in stockholders' equity.

c - Investments in non-consolidated companies

Investments in non-consolidated companies are valued at cost except in the case of a permanent decline in the value of the investment.

d - Investment securities

Investment securities held by finance companies accounted for by the equity method consist solely of fixed income securities acquired with the intention of holding them to maturity. They are stated at their redemption value. Premiums and discounts are amortized over the life of the securities.

e - Property

Land, plant and equipment are carried at cost, including capitalized interest expense. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

Maintenance and repair costs are expensed as incurred, except for those which enhance the productivity or prolong the useful life of an asset.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets as follows:

	Useful lives, in number of years
Buildings	20 to 30
Material and equipment	6 2/3 to 16
Data processing equipment	3 to 4
Transport and handling equipment	4 to 7
Furniture and fixtures	10 to 20

Leased assets meeting certain criteria are accounted for as acquisitions and depreciated accordingly.

Special tools are amortized over the estimated lives of the corresponding models, which are shorter than the useful lives of the tools concerned, due to the frequency of model changes.

f - Intangible assets

Goodwill, representing the excess of purchase price over the fair value of net tangible assets at the date of acquisition of businesses purchased, is amortized on a straight-line basis over a period not exceeding 20 years. Other intangible assets consisting principally of patents and trade marks are amortized on a straight-line basis over the estimated periods benefited, not in excess of 20 years. Intangible assets are included on the balance sheet in "other assets".

g - Inventories

Finished goods and work-in-progress are valued at the lower of cost and replacement value (for goods purchased from third parties) or present manufacturing cost (for goods manufactured by the group), not in excess of net realizable value. Cost is determined by the First-In First-Out (FIFO) method and includes direct and indirect production cost based on normal activity levels.

h - Short-term deposits and marketable securities

Short-term deposits and marketable securities consist of excess treasury lent to finance companies or invested on financial markets realizable within a period of three months. In economic terms, all of these operations represent fixed revenue investments. As a result, the acquisition costs of these investments are carried on the balance sheet and increased by accrued financial income, which is recorded on a pro rata basis over the investment period.

i - Cash and cash equivalents

Cash and cash equivalents presented in the statement of consolidated cash flows have been defined by the group as consisting of current bank account balances and short term deposits and marketable securities, less short-term financing and bank overdrafts.

j - Product warranty costs

Estimated costs related to product warranty are expensed at the time of the sale of the products. Revenues from the sale of extended warranties and maintenance contrats are recognized over the period during which the service is to be provided.

k - Research and development costs

All research and development costs are expensed as incurred. These costs amounted to FF 5,913 million in 1995 and FF 5,876 million in 1994.

l - Pension and other retirement benefits

Unfunded benefit obligations are fully provided for (note 21). The costs of pension and other retirement benefits are accounted for over employee service lives.

m - Deferred income taxes

Deferred income taxes provided under the liability method in respect of differences between reported and taxable income recognised in different time periods (note 20).

In accordance with SFAS n°109, deferred tax assets on timing differences and tax loss carry forwards have been booked, except when their future realization is considered unlikely.

The group has complied with the position of the French National Accounting Board (Conseil National de la Comptabilité) regarding the accounting treatment of the 10% tax surcharge established in 1995 by the French government.

No provision has been made for withholding and other taxes on undistributed earnings of subsidiaries and affiliated companies which are considered to be permanently invested.

n - Information on fair value of financial instruments

As at December 31, 1995, in accordance with SFAS n°107, the fair value of the group's financial instruments has been estimated based on market information available. No significant differences, as in prior year, have been identified as compared to the carrying values of financial instruments presented in the financial statements as at December 31, 1995.

NOTE 2 - Segment information

a - Industry segments

Year ended December 31, 1995

(in millions of French francs)	Automotive								
	Peugeot S.A.	Automobiles Peugeot	Automobiles Citroën	Common activities (1)	Total automotive	Mechanical activities and services	Finance companies	Eliminations	Consolidated
Net sales:									
- to third parties	5	90,483	64,122	269	154,879	9,369	–	–	164,248
- intra-group, inter-segment	506	9,098	9,790	3,900	23,294	9,258	–	(32,552)	–
Total	511	99,581	73,912	4,169	178,173	18,627	–	(32,552)	164,248
Working capital provided from operations	852	6,216	4,046	(37)	11,077	1,258	441	–	12,776
Income/(Loss) before income taxes	681	1,102	(1,324)	(53)	406	962	1,058	–	2,426
Total assets	19,090	63,162	47,342	339	129,933	8,491	6,471	–	144,895
Investments in property	–	5,857	4,439	8	10,304	696	–	–	11,000
Depreciation and amortization of plant and equipment and special tools	18	4,901	4,897	1	9,817	573	–	–	10,390

(1) Common activities include centralized purchasing and research and development units.

Year ended December 31, 1994

(in millions of French francs)	Automotive								
	Peugeot S.A.	Automobiles Peugeot	Automobiles Citroën	Common activities (1)	Total automotive	Mechanical activities and services	Finance companies	Eliminations	Consolidated
Net sales:									
- to third parties	4	92,593	65,402	152	158,151	8,044	–	–	166,195
- intra-group, inter-segment	515	9,185	10,292	3,653	23,645	9,207	–	(32,852)	–
Total	519	101,778	75,694	3,805	181,796	17,251	–	(32,852)	166,195
Working capital provided from operations	487	7,291	5,558	(3)	13,333	1,298	586	–	15,217
Income/(Loss) before income taxes	515	1,762	342	(7)	2,612	872	1,037	–	4,521
Total assets	18,509	60,029	46,934	271	125,743	8,335	6,305	–	140,383
Investments in property	–	5,918	3,914	7	9,839	618	–	–	10,457
Depreciation and amortization of plant and equipment and special tools	18	4,818	4,841	1	9,678	598	–	–	10,276

(1) Common activities include centralized purchasing and research and development units.

b - Geographic areas

Year ended December 31, 1995

The information below is presented by geographic location of subsidiary and not by destination of products sold:

(in millions of French francs)	France	Spain	United Kingdom	Other European countries	Other countries	Eliminations	Consolidated
Net sales:							
- within the geographic area (third parties)	94,505	12,662	18,933	37,850	298	–	164,248
- transfers between geographic areas (group)	54,143	11,142	1,532	788	–	(67,605)	–
Total	148,648	23,804	20,465	38,638	298	(67,605)	164,248
Working capital provided from operations	11,461	876	291	137	11	–	12,776
Income before income taxes	1,762	424	112	120	8	–	2,426
Total assets	120,729	7,594	5,811	10,596	165	–	144,895
Investments in property	8,750	1,320	528	402	–	–	11,000
Depreciation and amortization of plant and equipment and special tools	9,507	493	215	173	2	–	10,390

Tranfers between geographic areas concern primarily vehicles, accessories and spare parts sold to group subsidiaries.

Year ended December 31, 1994

(in millions of French francs)	France	Spain	United Kingdom	Other European countries	Other countries	Eliminations	Consolidated
Net sales:							
- within the geographic area (third parties)	95,423	13,727	20,577	36,189	279	–	166,195
- transfers between geographic areas (group)	53,830	10,899	1,632	815	–	(67,176)	–
Total	149,253	24,626	22,209	37,004	279	(67,176)	166,195
Working capital provided from operations	13,346	1,065	424	377	5	–	15,217
Income before income taxes	3,402	628	245	244	2	–	4,521
Total assets	116,194	7,552	6,347	10,051	239	–	140,383
Investments in property	8,927	597	411	522	–	–	10,457
Depreciation and amortization of plant and equipment and special tools	9,421	480	210	162	3	–	10,276

Tranfers between geographic areas concern primarily vehicles, accessories and spare parts sold to group subsidiaries.

c - Export sales

Net sales made by French companies include export sales as follows:

(in millions of French francs)	1995			1994		
	Third party	**Intra-group**	**Total**	Third party	Intra-group	Total
United Kingdom	906	11,907	12,813	1,009	13,250	14,259
Spain	289	11,450	11,739	246	11,685	11,931
Other European countries	7,155	30,751	37,906	7,084	28,636	35,720
Other countries	12,014	35	12,049	12,734	259	12,993
Total	20,364	54,143	74,507	21,073	53,830	74,903

d - Net sales by destination of products sold

Net sales can be analysed as follows:

(in millions of French francs)	1995	1994
France	**74,343**	74,564
United Kingdom	**19,813**	21,529
Spain	**12,806**	13,818
Other European countries	**44,609**	43,232
Other countries	**12,677**	13,052
Total	**164,248**	166,195

NOTE 3 - Property

a - Property costs and accumulated depreciation are as follows:

(in millions of French francs)	**December 31, 1995**			December 31, 1994		
	At cost	**Accumulated depreciation**	**Net**	At cost	Accumulated depreciation	Net
Land	**1,597**	**(58)**	**1,539**	1,600	(57)	1,543
Buildings	**17,952**	**(8,209)**	**9,743**	14,880	(6,140)	8,740
Material and equipment	**71,166**	**(39,545)**	**31,621**	65,687	(33,075)	32,612
Transport and handling equipment	**4,530**	**(2,673)**	**1,857**	4,861	(2,739)	2,122
Furniture and fixtures	**3,348**	**(1,962)**	**1,386**	7,223	(5,025)	21,989
Property in progress	**4,957**	**-**	**4,957**	5,074	-	5,074
	103,550	**(52,447)**	**51,103**	99,325	(47,036)	52,289
Special tools	**28,739**	**(19,600)**	**9,139**	26,275	(17,891)	8,384
Total	**132,289**	**(72,047)**	**60,242**	125,600	(64,927)	60,673

b - Interest capitalized during the year ended December 31, 1995 amounted to FF 252 million (1994: FF 153 million).

NOTE 4 - Non-current loans and receivables

Non-current loans and receivables include:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Value-added tax credit	**946**	1,074
Advances to non-consolidated companies	**2,746**	2,133
Other loans and receivables	**229**	895
Total	**3,921**	4,102

NOTE 5 - Investments in companies at equity

Investments accounted for by the equity method (note 1-a) relate to holdings of 20% to 50% in industrial companies whose activities are similar to those of the consolidated group, and holdings of 20% to 100% in banks and finance companies.

a - Share in equity of companies accounted for by the equity method

(in millions of French francs)	December 31, 1995	December 31, 1994
Financial companies		
PSA Finance Holding group	**5,455**	5,234
Socia group	**314**	271
PSA International S.A.	**702**	798
Industrial companies		
Française de Mécanique	**495**	512
Société de Transmissions Automatiques	**53**	64
Société Franco-Suédoise de Moteurs PRV	**64**	68
Société Européenne de Véhicules Légers du Nord - Sevelnord	**(92)**	(115)
Gisevel	**28**	41
Sevelind	**(252)**	(89)
Società Europea Veicoli Leggeri - Sevel S.p.A.	**670**	612
Total	**7,437**	7,396

b - Share in income before tax of companies accounted for by the equity method

(in millions of French francs)	December 31, 1995	December 31, 1994
Financial companies		
PSA Finance Holding group	**1,134**	1,128
Socia group	**27**	(129)
PSA International S.A.	**(103)**	37
Industrial companies		
Française de Mécanique	**(17)**	(27)
Société de Transmissions Automatiques	**(16)**	(6)
Société Franco-Suédoise de Moteurs PRV	**(4)**	(11)
Société Européenne de Véhicules Légers du Nord - Sevelnord	**35**	(304)
Gisevel	**(13)**	(1)
Sevelind	**(164)**	(82)
Società Europea Veicoli Leggeri - Sevel S.p.A.	**169**	(22)
Total	**1,048**	583

c - Banks and finance companies

Banking companies are Socia, Sofib and PSA International. Socia (France) and PSA International (Geneva) primarily centralise management of interest rate and foreign currency risks on behalf of group companies. Sofib has a commercial banking activity essentially with car dealers.

The activity of finance companies is to provide wholesale financing to group dealer networks and to finance sales of vehicles to customers, both in France and abroad. These subsidiaries form the PSA Finance Holding group which mother company, Banque PSA Finance Holding is a wholly owned subsidiary of Peugeot S.A. In France financing of dealer inventories of vehicles and parts is provided by Société de Financement des Réseaux Automobiles (Sofira), wholly owned by Banque PSA Finance Holding and financing of sales to end customers is provided by Compagnie Générale de Crédit aux Particuliers (Crédipar) in which Banque PSA Finance Holding holds 50% of the outstanding capital stock. Peugeot Finance International N.V. (Netherlands) centralises fund raising on international capital markets to cover refinancing needs of other foreign subsidiaries of the PSA Finance Holding group.

The principal financial characteristics of banks and finance companies are as follows:

(in millions of French francs)	PSA Finance Holding consolidated		Other financial subsidiaries	
	1995	1994	**1995**	1994
Statement of income				
Finance revenues	**4,695**	4,469	**267**	1,310
Financial expenses	**(3,669)**	(3,514)	**(76)**	(1,131)
Income taxes	**(426)**	(392)	**16**	72
Net income	**792**	836	**(62)**	(115)
Balance sheet				
Finance receivables	**42,872**	40,956	**2,274**	4,266
Stockholders' equity	**5,455**	5,234	**1,178**	1,246
Long-term debt	**9,663**	9,276	**45**	-
Current portion of long-term debt	**6,042**	4,463	**-**	-
Short-term debt	**26,862**	25,185	**3,258**	5,905

d - Industrial companies

The industrial companies carried on the equity basis, jointly owned by the PSA Peugeot Citroën group and various partners, produce either parts and accessories for the manufacture of automobiles or finished vehicles. At December 31, 1995, the consolidated balance sheet includes receivables from, and payables to these companies of FF 372 million and FF 3,154 million, respectively (December 31, 1994: FF 541 million and FF 2,993 million, respectively).

Significant financial information for these companies is as follows:

(in millions of French francs)	Industrial companies held at 20% to 50%	
	1995	1994
Net sales	**24,519**	19,875
Operating expenses	**(24,060)**	(20,208)
Net loss	**(213)**	(702)
Stockholders' equity	**4,877**	4,218
Non-current assets	**11,535**	11,885
Current assets	**11,006**	9,604
Long-term debt	**6,447**	4,697
Other long-term liabilities	**574**	473
Short-term debt	**10,643**	12,100

NOTE 6 - Other investments

a - Other investments are as follows:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Investments in majority-owned subsidiaries	**1,791**	1,278
Investments held at 20% to 50%	**852**	562
Investments held at less than 20%		
- listed companies	**2,070**	2,131
- private companies	**111**	193
	2,181	2,324
	4,824	4,164
Less: write-downs	**(1,283)**	(1,220)
Total	3,541	2,944

b - Investments held at more than 20% concern companies which, in total, are not significant in relation to the consolidated financial statements. Should these companies increase in significance, individually or as a group, they will be included in the consolidated financial statements in accordance with the consolidation policy described in note 1-a.

c - Investments in listed companies held at less than 20% by subsidiaries have a total market value of FF 2,182 million as of December 31, 1955 (1994: FF 2,316 million).

NOTE 7 - Inventories

Inventories are as follows:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Raw material and supplies	**3,115**	3,108
Work-in-progress	**3,099**	3,339
Merchandise and used vehicles	**3,927**	3,940
Finished products and parts	**17,439**	15,142
	27,580	25,529
Less: provisions	**(1,630)**	(1,679)
Total	**25,950**	23,850

NOTE 8 - Accounts and notes receivable, net

Accounts and notes receivable, net, are as follows:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Accounts and notes receivable	**14,317**	14,140
Less: allowance for doubtful accounts	**(543)**	(567)
Total	**13,774**	13,573

NOTE 9 - Short-term deposits and marketable securities

Short-term deposits and marketable securities, as defined in note 1-h, include:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Advances to companies at equity		
- finance companies	**3,581**	3,282
- manufacturing and sales companies	**2,564**	2,155
Other short-term deposits and marketable securities	**9,967**	10,135
Total	**16,112**	15,572

NOTE 10 - Stockholders' equity

a - In 1990, 1991 and 1995, the management board of Peugeot S.A. allocated options to certain employees and directors of the company and its subsidiaries providing for the subscription to new common shares at prices of FF 450, FF 402 and FF 622.5. In this respect, 56,210 shares were subscribed in 1995 (1994: 5,730 shares). Outstanding options represent 66,560 new common shares of which 22,920 expire in 1995 and 43,640 in 2000.

b - No shares were issued on convertible debentures (note 13) in 1995 (1994: 2 new shares).

c - In accordance with the statutes of Peugeot S.A., all shares registered in a stockholder's name over a four-year period bear double voting rights.

d - capital in excess of par value represents the excess of amounts received either in cash or in assets over par value of issuance of Peugeot S.A. common stock, less reductions decided by shareholders to offset losses for statutory purposes of prior periods.

e - Consolidated reserves, including the results for the year, are as follows:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Legal reserves of Peugeot S.A.	**175**	175
Other statutory reserves of Peugeot S.A.	**15,263**	14,094
Share in the reserves of subsidiaries and consolidation adjustments	**34,442**	34,206
Special translation reserve	**(2,385)**	(2,061)
Total	**47,495**	46,414

f - As at December 31, 1995, FF 700 million of the unallocated reserves of Peugeot S.A. are distributable without taxation and FF 11,370 million distributable after deduction of taxes amounting to FF 3,229 million.

NOTE 11 - Subordinated securities

In the context of the extinguishment by legal defeasance of debts due to the Crédit National in the amount of FF 1.727 million on February 27, 1989, Peugeot S.A. issued subordinated perpetual securities in the same amount. These securities bear interest at a variable rate based on the PIBOR plus 0.001% until February 27, 1997.

The financial arrangement of this transaction led to an initial effective repayment of FF 886 million, which has been deducted from the nominal value of these securities in the consolidated balance sheet, and will result in the progressive repayment of the remaining balance sheet amount over the eight-year period ending February 27, 1997.

NOTE 12 - Long-term debt

a - Long-term debt (other than convertible bond debenture (note 13)) maturities are as follows:

(in millions of French francs)	**December 31, 1995**		
	Other debenture	**Other borrowings**	**Total**
1997	**1**	**560**	**561**
1998	**2,640**	**277**	**2,917**
1999	**-**	**612**	**612**
2000	**1,998**	**357**	**2,355**
Subsequent years	**-**	**1,635**	**1,635**
	4,639	**3,441**	**8,080**
Current portion	**996**	**775**	**1,771**
Total	**5,635**	**4,216**	**9,851**

(in millions of French francs)	December 31, 1994		
	Other debenture	Other borrowings	Total
1996	996	1,030	2,026
1997	1,253	372	1,625
1998	1,500	217	1,717
1999	-	598	598
Subsequent years	1,998	565	2,563
	5,747	2,782	8,529
Current portion	1	698	699
Total	5,748	3,480	9,228

b - Long-term debt (including convertible bond debenture (note 13)) is repayable in the following currencies:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
French francs	**9,904**	10,211
Pounds sterling	**1,295**	1,422
Spanish pesetas	**161**	180
Other	**680**	676
Total	**12,040**	12,489

c - At December 31, 1995 the weighted average interest rate on long-term debt is 5.72% (1994: 5.90%).

d - The group has contracted revewable short-term (1, 3, 6 or 12 months) credits with long-term drawing rights for the following maximum amounts at December 31, 1995:

(in millions of French francs)	
From 1995 to 2000	8,260
2001	3,220

As at December 31, 1995 and 1994 the group is not using these facilities.

e - As at December 31, 1995, minimum future rentals included in other borrowings, in respect of leased assets recorded as acquisitions, were as follows:

(in millions of French francs)	
1996	118
1997	128
1998	135
1999	89
Subsequent years	140
	610
Less interest included	(76)
Present value of future rentals	534

NOTE 13 - Convertible bond debenture

In March 1994, Peugeot S.A. issued convertible debentures for a total of FF 3,960 million. The four million bonds were issued at a price of FF 990 and are convertible at any time on the basis of one share per bond.

The bonds pay interest at a nominal rate of 2% and a premium of FF 234 will be paid on any unconverted bonds redeemed at maturity, on January 1, 2001, corresponding to a yield to maturity of 5%.

The estimated cost of the redemption premium is being provided for over the life of the debentures

NOTE 14 - Other non-current liabilities

Other non-current liabilities comprise:

(in millions of French francs)	**December 31, 1995**	Increase	Decrease	December 31, 1994
Retirement benefits	**1,334**	385	(29)	978
Provisions for risks	**1,771**	257	(61)	1,575
Investment grants, net	**239**	20	(29)	248
Other	**453**	220	(11)	244
Total	**3,797**	882	(130)	3,045

NOTE 15 - Short-term financing

As at December 31, 1995 short-term financing include FF 1,803 million of commercial paper issued by the group's treasury management entity and FF 1,970 million of commercial paper issued in Germany by Peugeot Commercial Paper GmbH, a subsidiary of Automobiles Peugeot. (December 31, 1994, FF 1,187 million and FF 1,780 million respectively).

NOTE 16 - Operating expenses

Operating expenses are analysed as follows:

(in millions of French francs)	**1995**	1994
Purchases	**(100,071)**	(97,129)
Increase/(Decrease) in inventories of raw material, supplies merchandise and used vehicles	**52**	(416)
Consumption of raw materials and supplies	**(100,019)**	(97,545)
Wages and salaries	**(30,320)**	(30,360)
Amortization and depreciation of property and deferred charges	**(10,427)**	(10,308)
Provisions against current assets	**(9)**	19
Other taxes	**(2,538)**	(2,300)
Other external costs	**(24,073)**	(21,923)
	(167,386)	(162,417)
Less:		
Increase/(decrease) in inventories of work-in-progress, finished products, spare parts	**2,366**	(363)
Manufacture of plant, equipment and tooling	**3,740**	2,979
Other	**26**	66
	6,132	2,682
Total	**(161,254)**	(159,735)

Amortization and depreciation of property and deferred charges include the following:

(in millions of French francs)	**1995**	1994
Special tools	**3,100**	3,224
Plant and equipment	**7,318**	7,085
Investment grants	**(28)**	(33)
	10,390	10,276
Other	**37**	32
Total	**10,427**	10,308

NOTE 17 - Restructuration costs

In 1995, restructuration costs amounted to FF 249 million (1994: FF 663 million) and principally concerned reductions of the labour force.

NOTE 18 - Interest expense, net

Interest expense, net, includes the following:

(in millions of French francs)	1995	1994
Interest on long-term debt	**(889)**	(952)
Interest on financing of inventory at dealers	**(1,396)**	(1,204)
Other interest	**(844)**	(727)
Capitalized interest expenses	**252**	153
	(2,877)	(2,730)
Interest income	**1,396**	1,085
Total	**(1,481)**	(1,645)

NOTE 19 - Other income and (expense), net

Other income and (expense) include the following:

(in millions of French francs)	1995	1994
Disposal of non-current assets, net	**44**	(300)
Net currency exchange losses	**(97)**	(195)
Provisions for retirement benefits (note 21)	**(385)**	(301)
Other non-current provisions, net	**(278)**	(99)
Employee profit share	**(61)**	(60)
Amortization of goodwill	**31**	7
Other	**103**	(95)
Total	**(643)**	(1,043)

NOTE 20 - Income taxes

a - Under the principles described in note 1-m, the income tax expense in the income statement can be analyzed as follows:

(in millions of French francs)	1995	1994
Currently payable (note 20-b)		
- corporate income tax	**(438)**	(685)
- exceptional 10% tax surcharge	**(21)**	–
Deferred income taxes, net		
- corporate income tax	**(103)**	(584)
- exceptional 10% tax surcharge (note 20-c)	**(5)**	–
Total	**(567)**	(1 269)

b - Income taxes currently payable represent the amounts paid or currently due to the tax authorities for the year, calculated in accordance with the tax regulations and rates in effect in the various countries. As from January 1, 1990, Peugeot S.A. has elected to determine French income taxes on a consolidated basis, including French subsidiaries held at 95% or more.

c - In 1995, the French government established an exceptional 10% tax surchage based on corporate income tax payable. As stated in the preamble of the law and considering the undertakings given by Public Authorities this tax surcharge is intended to be of a temporary nature. With the objective of presenting frairly the financial statements the PSA Peugeot Citroën group has expensed in 1995 the effect of the 10% tax surcharge on such deferred taxes which will reverse on or before December 31, 1997, in accordance with the pronouncement of the French National Accounting Board (Conseil National de la Comptabilité).

The effect of applying the 10% tax surchage to all timing differences of French companies reversing subsequent to December 31, 1997 (periods from 1998 to 2015) under the liability method would be an increase in deferred tax liabilities as at December 31, 1995 estimated at FF 780 million.

d - In 1995, the difference between the French corporate tax rate on income (33 1/3%) and the group's effective tax rate (23.4%) is principally due to the effect of tax credits (– 5.7%), permanent differences (–2.8%), specific French tax rates on results of disposal of property and equipment (–2.7%) and the exceptional 10% tax surchage on French companies (+ 1.1%).

NOTE 21 - Pension and other retirement benefits

a - In addition to pension benefits in accordance with laws and regulations of the countries to which their employer is subject, group employees receive supplementary pensions and retirement indemnities.

b - The valuation of such additional obligations has been performed on an acturial basis in accordance with SFAS n°87. The valuation includes:
- assumptions of employees in service leaving the groupe before retirement;
- mortality estimates;
- salary projections until retirement;
- discount rates approximating interest rates of long-term financial instruments.

c - Group obligations are as follows:

(in millions of French francs)	**1995**	1994
Group obligation as at December 31		
Vested benefits	**2,166**	1,976
Unvested benefits	**3,098**	3,301
Projected benefit obligation	**5,264**	5,277
Status of obligation		
Fair value as at December 31, of prior years' fundings to external organizations	**3,200**	3,106
Year's fundings to external organizations	**34**	12
Fair value of external funds as at December 31	**3,234**	3,118
Unamortized net obligation (note 21-d)	**696**	1,181
Accruals as at January 1	**978**	677
Movements for the year	**385**	301
Other movements	**(29)**	-
Accruals as at December 31	**1,334**	978

Peugeot-Talbot Motor Plc and its subsidiaries grant pension benefits to their employees. The related obligation is not included in the total obligation of the PSA Peugeot Citroën group, as presented above. At December 31, 1995, the projected benefit obligation valued in accordance with SFAS n°87 amounts to FF 3,207 million (1994: FF 3,242 million) and the fair value of external funds managed by a trustee amounts to FF 3,529 million (1994: FF 3,233 million).

d - The unamortized net obligation includes the effect of changes in plan experience and actuarial assumptions, together with the difference between the actual return and the expected return on plan assets. It is not accounted for in the balance sheet and will be amortized over the estimated average remaining service period of employees.

e - The expense relating to pension benefifs obligations and retirement indemnities, includes the following:

(in millions of French francs)	**1995**	1994
Service cost	**(171)**	(172)
Interest cost	**(400)**	(436)
Interest on external funding	**251**	338
Amortization of transition debt	**(65)**	(31)
Total expense	**(385)**	(301)

NOTE 22 - Foreign exchange and interest rate risk management

a - General principles

The manufacturing and sales companies manage their exchange positions on transactions denominated in foreign currencies with the objective of hedging the risk of market fluctuations. These positions are managed primarily by making forward purchases or sales of the currencies concerned, as soon as the foreign currency invoice is accounted for, with or through the PSA Peugeot Citroën group's specialized banking subsisiaries. Where appropriate, the manufacturing and sales companies also hedge planned commercial transactions in foreign currencies which are certain to take place in the months to come, also through the specialized banking subsidiaries. The manufacturing and sales companies manage their interest rate positions on financing and investment transactions with the primary objective of reducing the impact of interest rate fluctuations on group earnings. Interest rate positions on long and medium-term financing and investment transactions are managed principally by entering into forward contracts, mainly with the PSA Peugeot Citroën group's specialized banking subsidiaries. The PSA Peugeot Citroën group's manufacturing and sales companies do not make any purchases or sales of financial instruments, other than to hedge exchange and interest rate risks on actual or planned transactions as described above.

The PSA Peugeot Citroën group's wholesale and retail financing companies manage their exchange and interest rate positions, primarily by neutralising the impact of exchange and interest rate fluctuations on their earnings by matching customer loans, which generally pay interest at fixed rates, with fixed financing in the same currency. The PSA Peugeot Citroën group's wholesale and retail financing companies do not make any purchases or sales of financial instruments, other than to hedge interest rate risks on refinancing as described above.

PSA International S.A., the banking subsidiary specialized in managing foreign exchange risks, and Société de Crédit à l'Industrie Automobile - Socia, the banking subsidiary specialized in managing interest rate risks, operate on the financial markets primarily on behalf of the manufacturing, sales and wholesale and retail financing companies, to hedge the latter's foreign exchange and interest rate risks. These specialized banking subsidiaries also hedge their own balance sheet positions. In addition, they enter into transactions on financial instruments that do not qualify as hedges. These transactions, which are subject to very strict exposure limits, are carried out in the normal course of their business and are closely monitored on a continuous basis. These transactions, which are the only non-hedging transactions carried out by companies in the PSA Peugeot Citroën group, do not have a material impact on consolidated net earnings.

The group minimizes counterparty market risks throuth internal control procedures limiting the selection of traders to major banks and financial institutions.

b - Accounting treatment

Gains and losses on hedging positions relating to actual or planned transactions are accounted for on a symmetrical basis with the loss or gain on the underlying transaction.

Gains and losses on positions not qualifying as hedges are marked to market at the end of each financial period and included in income for the period.

c - Manufacturing and sales companies

As of December 31, after eliminating intercompany transactions, open forward contracts in foreign currencies serving to fix the exchange rate used to record import and export transactions in the accounts, and financial instruments acquired in connection with the management of interest rates on financial assets and liabilities, were as follows:

Hedges of actual transactions

(in millions of French francs)	**1995**	1994
Foreign exchange risk		
Contracts on commercial transactions (maturities essentially from 1 to 3 months)	**9,941**	11,464
Contracts on financing transactions (maturities from 1 to 6 years)	**787**	1,012
Interest rate risk		
Contracts on financing transactions (maturities from 1 to 6 years)	**13,941**	14,472

Hedges of planned transactions

As of December 31, 1995, open foreign exchange hedging contracts on transactions which will take place short-term amounted to FF 4,283 million (December 31, 1994: FF 1,575 million). When they are carried out, these planned transactions will be converted at the hedging rate.

In addition forward exchange hedging contracts on planned transactions the timing of which has not yet been fixed amount to FF 2,356 million (December 31, 1994: FF 2,278 million).

d - Wholesale and retail financing companies

As of December 31, after eliminating intercompany transactions, open contracts on financial instruments used to match interest and exchange rates for customer loans and the related financing, were as follows:

Hedges of actual transactions

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Foreign exchange risk		
Contracts on financing transactions (maturities primarily ranging from 1 to 5 years)	**1,872**	3,180
Interest rate risk		
Contracts on financing transactions (maturities ranging from 1 to 5 years)	**24,029**	20,143

Hedges of planned transactions

As of December 31, 1995, open interest rate hedging contracts amounted to FF 5,924 million (1994: FF 3,500 million).

e - Specialized banking subsidiaries

The results recorded by the specialized banking subsidiaries on their management of foreign exchange and interest rate risks and on financial instruments not qualifying as hedges were as follows:

Foreign exchange contracts not qualifying as hedges

In 1995 and 1994, these contracts primarily consisted of closed positions, i.e. foreign exchange purchase and sale contracts for the same amount, which enable the specialized banking subsidiaries to fix their margins without incurring any exposure to future exchange rate fluctuations. In 1995, these transactions generated a pre-tax loss FF 137 million (1994: pre-tax profit of FF 27 million).

Interest rate contracts not qualifying as hedges

In 1995 and 1994, these contracts primarily consisted of closed positions on swaps. Swaps settled during 1995 generated a pre-tax profit of FF 1 million (1994:a pre-tax loss of FF 1 million). The mark to market of these contracts as of December 31, 1995 resulted in an unrealized pre-tax profit of FF 2 million (1994: unrealized pre-tax loss of FF 1 million).

NOTE 23 - Commitments and contingencies

The group is committed for the following amounts:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Capital commitment for the acquisition of property, plant and equipment	**4,490**	4,212
Long-term commitments for the acquisition of vehicles and parts	**2,656**	2,622
Non cancelable lease commitments	**1,436**	1,165
Securities subscription and purchase commitments	**1,411**	1,359
	9,993	9,358
Receivables sold with recourse	**437**	-
Unmatured notes discounted with recourse	**4**	7
Guarantees given	**1,367**	515
Pledged or mortgaged assets	**510**	570

Management believe that no material losses will result for any of the above-mentioned commitments and contingencies.

NOTE 24 - Earning per share

Primary earning per share are calculated on the basis of the average number of common shares in circulation during the year.

Diluted earnings per share are calculated on the basis of the number of common shares that would be in circulation assuming conversion of all convertible debentures and exercice off all stock options, as defined in note 10 - a.

NOTE 25 - Consolidation of majority-controlled banks and finance companies

As indicated in note 1-a, consolidated financial statements including all majority-owned banks and finance companies have been pre-pared in accordance with the SFAS n°94, including all information provided in the preceding notes that is materially modified by the consolidation of the finance companies.

The banks and finance companies consolidated in these financial statements are those described in note 5, with the exception of the Compagnie Générale de Crédit aux Particuliers - Crédipar which is not majority-controlled by the group.

a - Accounting policies

The accounting policies applied are those described in note 1 as completed by the following policies which are specific to the activities of banks and finance companies.

Revenue recognition

The majority of retail receivables includes the finance charges in the face amount. These finance charges are recognized as income over the term of the receivables on the sum-of-the-digits basis or on an actuarial basis. The amount of unearned income deducted from finance receivables in the accompanying balance sheet represents income allocable to future periods. Acquisition and collection costs generally are expensed as incurred. However, dealer commissions are deducted from deferred revenue amortized over the life of the contract.

The remaining finance receivables (primarily wholesale financing) include only the principal in the face amount of the receivables; interest on these receivables is accrued and recognized as income monthly. Interest accrued at the balance sheet dates is included in finance receivables.

Lease operations

Long-term lease operations, consisting of lease financing for the purchase of vehicles by private individuals and companies, are accounted for as direct financing leases, the total installments due being recorded in the balance sheet. The excess of the total installments over the difference between the purchase price of the vehicles and their net residual value is charged against assets under unearned income and amortized over the life of the contracts by the sum-of-the-digits or actuarial method.

Credit losses

Provisions for credit losses are charged to income in the following manner :
- retail financing: a provision, based on an historical and prospective evaluation of risk, is made when a retail installment contract is obtained and is periodically revised on the basis of the evolution of the risk;
- wholesale financing: a statistical provision is made on the average outstanding balances during the year and is increased in the case of specifically identified risk.

As soon as a finance receivable is deemed unrecoverable, it is written-off against the allowance for credit losses, after taking into consideration eventual recourse to guarantor and the value at which repossessed vehicles are recorded in the balance sheet (at the lower of the recorded investment in the receivable and its estimated fair value). In addition, recognition of financing revenue is suspended. At the time of disposal of a repossessed vehicle, the allowance for credit losses is adjusted in respect of any gain or loss on disposal. Any amounts subsequently recovered are credited to the income statement.

Cash and cash equivalents

The group defines cash and cash equivalents as the total of cash in banks, short-term deposits and marketable securities realizable within a three-month period of all consolidated companies, less the bank advances and short-term financing not dedicated to the refinancing of finance companies.

b - Consolidated statement of income (including majority-owned banks and finance companies)

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Net sales	**164,248**	166,195
Sundry revenues	**744**	810
Financing revenues	**4,665**	4,712
Operating expenses	**(162,467)**	(162,001)
Interest expense, net (note 25-I)	**(3,926)**	(4,194)
Other income and (expense)		
Restructuration costs	**(249)**	(663)
Other income and expense, net	**(690)**	(57)
	(939)	(720)
Equity in pre-tax earnings of affiliated companies	**181**	(181)
Income before income taxes	**2,506**	4,621
Income taxes	**(595)**	(1,302)
Net income before minority interest	**1,911**	3,319
Minority interest in net income of consolidated subsidiaries	**(208)**	(217)
Net income for the year	**1,703**	3,102

c - Consolidated balance sheet (including majority-owned banks and finance companies)

(in millions of French francs)	**December 31, 1995**	December 31, 1994
ASSETS		
Current financial assets		
Cash short-term deposits and marketable securities (note 25-h)	**14,145**	14,066
Loans made by bank subsidiaries	**2,293**	4,523
Loans made by subsidiaries other than banks	**199**	131
Investment securities held by banks and finance companies	**2,027**	-
Retail and lease operations receivables (note 25-g)	**26,641**	26,339
Wholesale receivable (note 25-g)	**17,350**	16,203
	43,991	42,542
Unearned income	**(3,229)**	(3,087)
Allowance for credit losses (note 25-g)	**(428)**	(451)
	40,334	39,004
	58,998	57,724
Current operating assets		
Accounts and notes receivable, net	**13,045**	13,049
Other receivables	**5,746**	5,948
Inventories	**25,950**	23,850
Deferred income taxes	**1,223**	1,111
	45,964	43,958
Property, net	**60,640**	61,086
Investments and other assets		
Investment in companies at equity	**2,282**	2,490
Other investments	**4,292**	3,648
Non-current loans and receivables (note 25-f)	**4,665**	4,217
Other assets	**655**	1,473
Deferred income taxes and carry back	**3,970**	3,915
	15,864	15,743
Total assets	**181,466**	178,511

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current financing liabilities		
Short-term financing and bank advances (note 25-k)	**38,950**	38,143
Customer deposit with bank subsidiaries	**502**	421
Current portion of long-term debt (note 25-j)	**7,650**	5,113
	47,102	43,677
Current operating assets		
Accounts and notes payable	**27,911**	29,042
Other payables	**14,771**	15,679
Deferred income	**271**	265
	42,953	44,986
Long-term debt (note 25-j)		
Convertible bond debenture	**3,960**	3,960
Debentures	**7,355**	8,453
Other borrowing	**8,111**	7,326
	19,426	19,739
Subordinated securities (note 25-i)	**1,358**	1,484
Other non-current liabilities	**3,976**	3,422
Deferred income taxes	**10,350**	10,123
Minority interest in net assets of consolidated subsidiaries	**1,671**	1,556
Stockholders' equity		
Common stock	**1,753**	1,751
Capital in excess of par value of stock	**5,382**	5,359
Reserves	**47,495**	46,414
	54,630	53,524
Total liabilities and stockholders' equity	**181,466**	178,511

d - Consolidated statement of cash flows (including majority-owned banks and finance companies)

(in millions of French francs)	**Year ended December 31, 1995**	Year ended December 31, 1994
Net income for the year	**1,703**	3,102
Amortization of special tools	**3,100**	3,224
Amortization and depreciation of other non-current assets	**7,397**	7,163
Deferred income taxes	**151**	612
Change in long-term provisions	**457**	590
Provision for credit losses	**(248)**	93
Minority interest in net income of consolidated subsidiaries	**208**	217
Equity in undistributed earnings of affiliated companies	**112**	298
Other	**(23)**	411
Working capital provided from operations	**12,857**	15,710
Variation of current net operating assets of non-finance companies	**(3,450)**	3,965
Variation of the current net operating assets of finance companies	**(484)**	855
Increase in deferred income taxes	**(105)**	(96)
Cash flows from operating activities	**8,818**	20,434
Disposals of investments	**214**	83
Disposals of consolidated subsidiaries	**-**	87
Disposals of property	**1,044**	913
Capital expenditure	**(11,187)**	(10,661)
Investment acquisitions	**(446)**	(700)
Acquisitions of consolidated subsidiaries	**-**	(214)
Other	**(137)**	(210)
Cash flows from investing activities	**(10,512)**	(10,702)
Dividends	**(300)**	-
Increase in capital	**25**	3
Issuance of convertible bond debenture	**-**	3,960
Issuance of long-term debt	**6,465**	6,670
Repayments and transfers to short-term of long-term debt	**(1,865)**	(3,831)
Increase in finance receivables	**(1,321)**	(4,866)
(Increase)/Decrease in loans made by bank subsidiaries	**2,661**	(1,835)
(Increase)/Decrease in other long-term loans and receivables	**(287)**	185
Increase in customer deposits with bank subsidiaries	**169**	128
Increase in investment securities owned by finance companies	**(2,027)**	-
Increase/(Decrease) in other short-term financing of finance companies	**(2,627)**	1,164
Other	**(60)**	(164)
Cash flows from financing activities	**833**	1,414
Movement in special translation reserve	**(403)**	(123)
Net increase/(decrease) in cash and cash equivalents	**(1,264)**	11,023
Cash and cash equivalents at January 1	**1,862**	(9,161)
Cash and cash equivalents at December 31	**598**	1,862

e - Complementary segment information

Year ended December 31, 1995

(in millions of French francs)	Financing revenues	Total assets			
		Non finance companies	Banks and finance companies	Eliminations	Total
France	261	114,258	13,529	(7,878)	119,909
Spain	555	7,594	3,874	(264)	11,204
United Kingdom	924	5,811	11,007	(1,478)	15,340
Other European countries	2,925	10,596	25,069	(817)	34,848
Other countries	–	165	–	–	165
	4,665	138,424	53,479	(10,437)	181,466

Year ended December 31, 1994

(in millions of French francs)	Financing revenues	Total assets			
		Non finance companies	Banks and finance companies	Eliminations	Total
France	226	109,891	11,882	(6,685)	115,088
Spain	576	7,552	4,070	(87)	11,535
United Kingdom	821	6,347	11,469	(1,512)	16,304
Other European countries	3,089	10,051	26,734	(1,440)	35,345
Other countries	–	239	–	–	239
	4,712	134,080	54,155	(9,724)	178,511

f - Non-current loans and receivables

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Value-added tax credit	**946**	1,074
Investment securities (note 1-d)	**1,788**	726
Advances to non-consolidated companies	**1,274**	1,073
Other loans and receivables	**657**	1,344
Total	**4,665**	4,217

g - Finance receivables

The maturities of finance receivables outstanding as at December 31, 1995 are as follows:

At December 31, 1995

(in millions of French francs)	**1996**	**1997**	**1998**	**After 1998**	**Total**
Retail	**12,190**	**8,133**	**4,366**	**1,952**	**26,641**
Wholesale	**17,350**	**-**	**-**	**-**	**17,350**
Total	**29,540**	**8,133**	**4,366**	**1,952**	**43,991**

At December 31, 1994

(in millions of French francs)	1995	1996	1997	After 1998	Total
Retail	11,846	7,865	4,783	1,845	26,339
Wholesale	16,203	-	-	-	16,203
Total	28,049	7,865	4,783	1,845	42,542

Movements in provisions for credit losses are as follows:

(in millions of French francs)	Retail	Wholesale	Others	Total
December 31, 1994	241	116	94	451
Increase/(Decrease) of the year	77	(45)	(55)	(23)
December 31, 1995	318	71	39	428

h - Cash, short-term deposits and marketable securities

Short-term deposits and marketable securities include the following:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Cash of finance companies	**741**	513
Cash of companies other than banks and finance companies	**3,098**	1,388
Short-term deposits and marketable securities of finance companies	**-**	63
Short-term deposits and marketable securities of companies other than bank and finance companies	**16,112**	15,572
Cash, short-term deposits and marketable securities	**19,951**	17,536
Eliminations	**(5,806)**	(3,470)
Total	**14,145**	14,066

i - Subordinated securities

In addition to the subordinated securities issued by Peugeot S.A. (note 11), subordinated securities include subordinated perpetual securities issued on July 31, 1992 by Banque PSA Finance Holding in the amount of FF 1,200 million. These securities bear interest at a variable rate based on the PIBOR plus 0,45% and were sub-scribed in total by a banking consortium.

j - Long-term debt

Long-term debt maturities, other than convertible bond debenture (note 13), are as follows:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
1996	**-**	4,263
1997	**2,653**	2,974
1998	**6,343**	4,580
1999	**2,362**	1,311
2000 (and subsequent years at December 31,1994)	**2,473**	2,651
Subsequent years at December 31, 1995	**1,635**	-
	15,466	15,779
Current portion	**7,650**	5,113
Total	**23,116**	20,892

The total of long-term debt is repayable in the following currencies:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
French francs	**9,949**	10,809
Pounds sterling	**1,766**	1,782
Deutsche mark	**3,774**	3,756
Spanish pesetas	**333**	241
Italian lira	**1,469**	1,313
Luxembourg francs	**1,098**	941
Dutch guilders	**406**	400
Austrian schillings	**210**	252
Swiss francs	**277**	86
Other	**144**	159
Total	**19,426**	19,739

At December 31, 1995, the weighted average interest rate on long-term debt is 5.82% (1994: 6.03%).

The group has contracted renewable short term (1, 3, 6 or 12 months) credits with long term drawing rights for the following maximum amounts at December 31, 1995.

(in millions of French francs)	
1995	27,871
1996	27,530
1997	26,329
1998	25,911
1999	21,420
2000	20,720

k - Short-term financing and bank advances

Short-term financing and bank advances include the following:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Companies other than banks and finance companies		
Commercial paper	**3,773**	2,976
Short-term credits	**5,877**	3,847
Bank overdraft	**9,692**	8,825
Banks		
Interbank credit accounts of banks	**11**	26
	19,353	15,674
Finance companies		
Commercial paper	**8,269**	6,880
Other short-term financing	**13,909**	17,717
Eliminations	**(2,581)**	(2,128)
Total	**38,950**	38,143

The average daily amount of commercial paper outstanding was FF 10,436 million in 1995 (1994: FF 10,404 million).

l - Interest expense, net

Interest expense, net includes the following:

(in millions of French francs)	**December 31, 1995**	December 31, 1994
Interest expense of banks and finance companies	**(3,560)**	(3,281)
Interest expense of companies other than banks and finance companies	**(1,645)**	(1,809)
Interest income of companies other than banks and finance companies	**1,027**	743
Capitalized interests	**252**	153
Total	**(3,926)**	(4,194)

CONSOLIDATED STATEMENT OF INCOME 1991-1995

(in millions of French francs)	**Year ended December 31, 1995**	Year ended December 31, 1994	Year ended December 31, 1993	Year ended December 31, 1992	Year ended December 31, 1991
Net sales	**164,248**	166,195	145,431	155,431	160,171
Sundry revenues	**757**	829	775	833	767
Operating expenses	**(161,254)**	(159,735)	(146,505)	(150,383)	(150,836)
Operating margin	**3,751**	7,289	(299)	5,881	10,102
Other income and (expense)					
Interest expense, net	**(1,481)**	(1,645)	(2,420)	(1,465)	(1,741)
Restructuration costs	**(249)**	(663)	(665)	(367)	(564)
Other income and (expense), net	**(643)**	(1,043)	(230)	(616)	(524)
	(2,373)	(3,351)	(3,315)	(2,448)	(2,829)
Equity in pre-tax earnings of affiliated companies	**1,048**	583	1,029	827	1,201
Income before income taxes	**2,426**	4,521	(2,585)	4,260	8,474
Income taxes	**(567)**	(1,269)	1,278	(735)	(2,798)
Net income before minority interest	**1,859**	3,252	(1,307)	3,525	5,676
Minority interest in net income of consolidated subsidiaries	**(156)**	(150)	(106)	(153)	(150)
Net income for the year	**1,703**	3,102	(1,413)	3,372	5,526
Earning per share					
Net income per common share (in French francs)	**34**	62	(28)	67	111
On the basis of the following average number of common shares outstanding	**50,043,901**	50,036,162	50,002,116	49,970,881	49,945,224

CONSOLIDATED BALANCE SHEET 1991-1995

(in millions of French francs)	December 31, 1995	December 31, 1994	December 31, 1993	December 31, 1992	December 31, 1991
ASSETS					
Current financial assets					
Cash	**3,098**	1,388	1,198	1,564	2,552
Short-term deposits and marketable securities	**16,112**	15,572	4,209	4,739	3,453
Accounts and notes receivable, net	**13,774**	13,573	11,225	12,982	12,870
Current portion of non-current loans	**199**	131	273	99	497
Short-term deferred income taxes	**1,159**	1,044	986	1,077	-
Other receivables	**4,990**	5,259	4,808	6,607	7,737
Inventories	**25,950**	23,850	24,609	26,813	25,048
	65,282	60,817	47,308	53,881	52,157
Property					
Land, plant and equipment					
- at cost	**103,550**	99,325	93,474	89,933	82,081
- less: accumulated depreciation	**(52,447)**	(47,036)	(41,375)	(36,120)	(31,421)
	51,103	52,289	52,099	53,813	50,660
Unamortized special tools	**9,139**	8,384	9,330	8,266	8,137
	60,242	60,673	61,429	62,079	58,797
Investments and other assets					
Investment in companies at equity	**7,437**	7,396	7,748	7,437	6,981
Other investments	**3,541**	2,944	2,443	2,337	2,317
Non-current loans and receivables	**3,921**	4,102	3,198	1,261	1,045
Other assets	**636**	659	500	623	612
Lont-term deferred income taxes and carry back	**3,836**	3,792	4,004	1,449	-
	19,371	18,893	17,893	13,107	10,955
Total assets	**144,895**	140,383	126,630	129,067	121,909

LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Bank advances	**9,692**	8,825	3,289	4,841	5,286
Short-term financing	**9,650**	6,823	12,389	11,495	5,142
Account and notes payable	**27,905**	29,105	21,600	24,553	25,911
Short-term deferred income taxes	**86**	103	81	5	-
Other payables	**13,441**	14,070	14,856	15,628	16,202
Current portion of long-term debt	**1,771**	699	1,336	829	1,486
	62,545	59,625	53,551	57,351	54,027
Long-term debt					
Convertible bond debenture	**3,960**	3,960	-	-	-
Debentures	**4,639**	5,747	5,801	1,272	1,292
Other borrowing	**3,441**	2,782	2,735	3,563	3,733
	12,040	12,489	8,536	4,835	5,025
Subordinated securities	**158**	284	399	505	603
Other non-current liabilities	**3,797**	3,045	2,614	3,116	2,525
Deferred income tax	**10,205**	10,000	9,664	8,890	6,893
Minority interest in net assets of consolidated subsidiaries	**1,520**	1,416	1,327	1,226	1,118
Stockholders' equity					
Common stock	**1,753**	1,751	1,751	1,750	1,749
Capital in excess of par value of stock	**5,382**	5,359	5,357	5,339	5,328
Reserves	**47,495**	46,414	43,431	46,055	44,641
	54,630	53,524	50,539	53,144	51,718
Total liabilities and stockholders' equity	**144,895**	140,383	126,630	129,067	121,909

CONSOLIDATED STATEMENT OF CASH FLOWS 1991-1995

(in millions of French francs)	**Year ended December 31, 1995**	Year ended December 31, 1994	Year ended December 31, 1993	Year ended December 31, 1992	Year ended December 31, 1991
Net income for the year	**1,703**	3,102	(1,413)	3,372	5,526
Amortization of special tools	**3,100**	3,224	3,033	2,459	2,233
Depreciation of plant and equipment	**7,290**	7,052	6,866	6,316	5,759
Deferred income taxes	**98**	664	136	834	2,046
Other non-current provisions	**550**	451	(534)	587	211
Minority interest in net income of consolidated subsidiaries	**156**	150	106	153	150
Equity in undistributed earnings of affiliated companies	**(145)**	174	(279)	(350)	(415)
Other	**24**	400	442	338	(124)
Working capital provided from operations	**12,776**	15,217	8,357	13,709	15,386
(Increase)/Decrease in inventories	**(2,100)**	759	2,204	(1,764)	(920)
(Increase)/Decrease in accounts and notes receivable	**(201)**	(2,348)	1,757	(112)	(1,513)
(Increase)/Decrease in other receivables	**269**	(451)	1,799	1,130	(423)
Increase/(Decrease) in accounts and notes payable	**(1,200)**	7,505	(2,953)	(1,357)	2,244
Increase/(Decrease) in other payables	**(629)**	(786)	(778)	(576)	(645)
(Increase)/Decrease in deferred income taxes	**(132)**	(35)	167	(1,072)	-
Cash flows from operating activities	**8,783**	19,861	10,553	9,958	14,129
Disposals of investments	**606**	163	51	438	63
Disposals of property	**956**	793	996	757	1,554
Capital expenditure	**(11,000)**	(10,457)	(11,265)	(13,784)	(15,521)
Investment acquisitions	**(794)**	(958)	(397)	(752)	(352)
Other	**(116)**	(137)	(70)	(154)	208
Cash flows from investing activities	**(10,348)**	(10,596)	(10,685)	(13,495)	(14,048)
Dividends	**(300)**	-	(499)	(648)	(790)
Increase in capital	**25**	3	19	12	9
Issuance of long-term debt	**1,602**	5,295	5,531	729	759
Repayments and transfers to short-term	**(795)**	(1,950)	(1,329)	(1,579)	(1,144)
Long-term loans and receivables variation and other	**(286)**	(967)	(3,644)	(27)	226
Cash flows from financing activities	**246**	2,381	78	(1,513)	(940)
Movement in special translation reserve	**(125)**	(63)	(184)	(560)	(182)
Increase/(Decrease) in cash and cash equivalents	**(1,444)**	11,583	(238)	(5,610)	(1,041)
Cash and cash equivalents at January 1	**1,312**	(10,271)	(10,033)	(4,423)	(3,382)
Cash and cash equivalents at December 31	**(132)**	1,312	(10,271)	(10,033)	(4,423)

Consolidated companies as at December 31, 1995

Company	Percent owned	Percent controlled	Percent consolidated
Fully consolidated companies			
Peugeot S.A. and direct subsidiaries			
Peugeot S.A. Paris - France	–	–	–
Automobiles Peugeot Paris - France	100.00	100.00	100.00
GIE PSA Peugeot Citroën Paris - France	–	100.00	100.00
Automobiles Citroën Neuilly-sur-Seine - France	100.00	100.00	100.00
Société Mécanique Automobile de l'Est Trémery - France	–	100.00	100.00
Ecia - Equipements et Composants pour l'Industrie Automobile Audincourt - France	67.92	67.92	67.92
Peugeot Citroën Moteurs Nanterre - France	99.97	99.99	99.99
Société de Constructions Mécaniques Panhard & Levassor Paris - France	99.95	99.99	99.99
Société d'Applications des Machines Motrices - S.A.M.M. Bièvres - France	100.00	100.00	100.00
Gefco Courbevoie - France	99.92	99.93	99.93
La Publicité Française Paris - France	99.97	99.97	99.97
GIE PSA Trésorerie Paris - France	99.40	100.00	99.97
Banque PSA Finance Holding Paris - France	65.25	100.00	100.00
Grande Armée Participations Paris - France	100.00	100.00	100.00
Automobiles Peugeot subsidiaries			
Botzaris Automobiles Paris - France	41.94	99.92	99.91
Parisud Paris - France	90.82	98.82	98.82
Sodexa Courbevoie - France	99.61	99.99	99.98
Brestoise des Garages de Bretagne Brest - France	100.00	100.00	100.00
Etablissements Boniface Saint-Etienne - France	99.96	99.85	99.85
Société Industrielle Automobile de Belfort Belfort - France	99.83	99.99	99.99
Société Industrielle Automobile de Besançon Besançon - France	99.83	99.84	99.84
Société Industrielle Automobile du Havre Le Havre - France	99.96	100.00	99.99
Société Industrielle Automobile du Languedoc Toulouse - France	99.88	99.89	99.89
Société Industrielle Automobile de Lorraine Vandœuvre-lès-Nancy - France	99.77	99.77	99.77
Etablissements Caffeau et Ruffin Anzin - France	99.96	99.99	99.99
Société Industrielle Automobile de Mulhouse Mulhouse - France	99.98	100.00	99.99
Société Industrielle Automobile du Nord Lille - France	99.99	99.99	99.99
Société Industrielle Automobile de Normandie Rouen - France	99.94	99.95	99.95
Société Industrielle Automobile de l'Ouest Orvault - France	91.93	99.35	99.35
Société Industrielle Automobile de Provence Marseille - France	99.73	99.73	99.72
Société Industrielle Automobile du Sud-Ouest Le Bouscat - France	99.95	99.95	99.95
Société Lyonnaise d'Industrie et de Commerce Automobile Vénissieux - France	85.63	99.92	99.91
Société Française Automobile Cesson-Sévigné - France	99.50	99.67	99.66
Grands Garages de l'Hérault Montpellier - France	99.74	99.99	99.99

Company	Percent owned	Percent controlled	Percent consolidated
Sogedac - Société Générale d'Achats Paris - France	65.00	100.00	100.00
Talbot & Compagnie Paris - France	20.02	100.00	99.99
Talbot Paris - France	99.96	99.99	99.99
Société Commerciale Automobile Paris - France	99.99	99.99	99.99
Grands Garages de Nice et du Littoral Nice - France	99.80	99.90	99.90
Mercier S.A. Paris - France	93.98	99.77	99.77
Sora S.A. Poissy - France	99.88	99.88	99.88
Peugeot Talbot Belgique S.A. Nivelles - Belgium	99.99	100.00	100.00
S.A. Peugeot Talbot Service N.V. Brussels - Belgium	–	100.00	100.00
Peugeot Talbot Nederland N.V. Utrecht - Netherlands	100.00	100.00	100.00
Peugeot Talbot Deutschland GmbH Saarbrücken - Germany	100.00	100.00	100.00
Peugeot Talbot Automobili Italia S.p.A. Milan - Italy	99.94	100.00	100.00
Peugeot Motor Company PLC Coventry - United Kingdom	100.00	100.00	100.00
Proptal U.K. Ltd Coventry - United Kingdom	–	100.00	100.00
Talbot Exports Ltd Coventry - United Kingdom	–	100.00	100.00
Robins and Day Ltd Coventry - United Kingdom	–	100.00	100.00
Realtal U.K. Ltd Coventry - United Kingdom	–	100.00	100.00
Peugeot Portugal Automoveis S.A. Lisbon - Portugal	86.53	86.53	86.53
A.B. Autogruppen Citroën. Peugeot. Talbot Johanneshov - Swenden	50.00	100.00	100.00
Peugeot Talbot (Suisse) S.A. Berne - Switzerland	100.00	100.00	100.00
Peugeot Talbot Austria GmbH Vienna - Austria	100.00	100.00	100.00

Company	Percent owned	Percent controlled	Percent consolidated
Peugeot Talbot España S.A. Madrid - Spain	99.97	100.00	100.00
Hispanomocion S.A. Madrid - Spain	–	100.00	100.00
Peugeot Chile Santiago - Chile	96.92	96.92	96.92
Automobiles Citroën subsidiaries			
Société de Construction d'Equipements de Mécanisations et de Machines - SCEMM Saint-Etienne - France	100.00	100.00	100.00
Société d'Outillage Général Appliqué aux Moules et Modèles - SOGAMM Stains - France	99.94	99.98	99.98
Société Commerciale Citroën Neuilly-sur-Seine - France	99.96	99.96	99.96
Citroën Félix-Faure Neuilly-sur-Seine - France	0.01	99.97	99.93
Citroën Champ de Mars Paris - France	99.40	99.68	99.68
Citer Neuilly-sur-Seine - France	98.29	98.29	98.29
Citroën Paris Neuilly-sur-Seine - France	100.00	100.00	100.00
Société Belge des Automobiles Citroën Brussels - Belgium	100.00	100.00	100.00
Citroën Belux S.A. - N.V. Brussels - Belgium	100.00	100.00	100.00
Citroën Nederland B.V. Amsterdam - Netherlands	100.00	100.00	100.00
Citroën Deutschland A.G. Cologne - Germany	99.95	99.95	99.95
Citroën Commerce GmbH Cologne - Germany	–	100.00	99.95
Citroën Italia S.p.A. Milan - Italy	95.54	100.00	100.00
Citroën U.K. Ltd Berkshire - United Kingdom	99.97	100.00	100.00
Citroën Danmark A/S Copenhagen - Denmark	100.00	100.00	100.00
Citroën Norge A/S Skaarer - Norway	100.00	100.00	100.00
Citroën (Suisse) S.A. Geneva - Switzerland	99.75	99.75	99.75

Company	Percent owned	Percent controlled	Percent consolidated
Citroën Österreich GmbH Vienna - Austria	100.00	100.00	100.00
Citroën Lusitania S.A. Mangualde - Portugal	16.50	57.41	56.40
Automoveis Citroën S.A. Lisbon - Portugal	99.98	99.98	99.98
Citroën Hispania S.A. Pontevedra - Spain	94.97	94.97	94.97
Comercial Citroën S.A. Madrid - Spain	–	99.96	94.93
Citer Hispania S.A. Madrid - Spain	–	100.00	94.97
Autotransporte Turistico Español S.A. (Atesa) Madrid - Spain	–	100.00	94.97
Ecia subsidiaries			
Ecsa - Etudes et Constructions de Sièges pour l'Automobile Levallois-Perret - France	50.98	50.98	34.63
Eli Echappement Levallois-Perret - France	99.99	99.99	67.91
EAK - Composants pour l'Automobile S.A. Levallois-Perret - France	51.00	51.00	34.64
Cesa - Compagnie Européenne de Sièges pour Automobile Levallois-Perret - France	66.00	66.00	44.83
EAK - Composants pour l'Automobile SNC Levallois-Perret - France	51.00	51.00	34.64
Peugeot Motocycles Mandeure - France	74.26	74.26	50.44
Ecia Automobilsysteme EAS - GmbH Munich - Germany	–	100.00	67.92
Leistritz AG & Co Abgastechnik Furth - Germany	–	100.00	67.92
Ecia - Ausrustungen und Komponenten fur die Automobilindustrie GmbH Saarbrücken - Germany	100.00	100.00	67.92
Hills Precision Components Ltd Coventry - United Kingdom	79.56	100.00	74.47

Company	Percent owned	Percent controlled	Percent consolidated
Gefco subsidiaries			
Transauto - Stur Courbevoie - France	99.79	99.79	99.72
Gefco Benelux S.A. Ath - Belgium	100.00	100.00	99.93
Gefco Italia S.p.A. Milan - Italy	98.00	100.00	99.93
Gefco U.K. Ltd London - United Kingdom	100.00	100.00	99.93
Gefco España S.A. Madrid - Spain	99.99	100.00	99.93
COMPANIES CONSOLIDATED ON AN EQUITY BASIS			
Automobiles Peugeot subsidiaries			
Française de Mécanique Haisnes - France	50.00	50.00	50.00
Société de Transmissions Automatiques Barlin - France	20.00	20.00	20.00
Société Franco-Suédoise de Moteurs PRV Douvrin - France	50.00	50.00	50.00
Société Européenne de Véhicules Légers du Nord - Sevelnord Paris - France	25.00	50.00	50.00
Gisevel Paris - France	25.00	50.00	50.00
Sevelind Paris - France	25.00	50.00	50.00
Società Europea Veicoli Leggeri Sevel S.p.A. Atessa - Italy	25.00	50.00	50.00
Banque PSA Finance Holding subsidiaries			
Compagnie Générale de Crédit aux Particuliers - Crédipar Levallois-Perret - France	50.00	50.00	50.00
Banque Diffusion Industrielle Nouvelle - DIN Levallois-Perret - France	–	49.80	49.80
Banque Sofi-Sovac Levallois-Perret - France	–	50.00	50.00
Dicoma Levallois-Perret - France	–	49.99	49.99

Company	Percent owned	Percent controlled	Percent consolidated
Loca-Din Levallois-Perret - France	–	50.00	50.00
Compagnie pour la Location de Véhicules Sovac Levallois-Perret - France	–	50.00	50.00
Sofira - Société de Financement des Réseaux Automobiles Paris - France	98.00	100.00	100.00
Société Nouvelle de Développement Automobiles - SNDA Paris - France	100.00	100.00	100.00
Assupar Levallois-Perret - France	–	49.99	49.99
Société de Diffusion d'Assistance aux Particuliers S.D.A. PAR Levallois-Perret - France	–	33.00	33.00
Assupar-Vie Levallois-Perret - France	–	50.00	50.00
PSA Credit Belgium S.A. Brussels - Belgium	57.69	100.00	100.00
PSA Financiering Nederland B.V. Rotterdam - Netherlands	–	100.00	100.00
PSA Financial Holding B.V. Rotterdam - Netherlands	100.00	100.00	100.00
PSA Finance International N.V. Amsterdam - Netherlands	100.00	100.00	100.00
PSA Bank Deutschland GmbH Neu-Isenburg - Germany	100.00	100.00	100.00
PSA Finanziaria Italia S.p.A. Milan - Italy	1.00	100.00	100.00
PSA Wholesale Ltd London - United Kingdom	100.00	100.00	100.00
PSA Credit Company Ltd Hants - United Kingdom	50.00	50.00	50.00
PSA Finance PLC London - United Kingdom	–	50.00	50.00
PSA Finance (Suisse) S.A. Ostermudigen - Switzerland	82.35	100.00	100.00
P & C Bank (Österreich) AG Vienna - Austria	75.00	75.00	75.00
PSA Credito S.F.A.C. S.A. Lisbon - Portugal	90.00	99.60	99.82

Company	Percent owned	Percent controlled	Percent consolidated
PSA Gestao-Comercio e Aluger de Viaturas Lisbon - Portugal	80.00	99.00	99.53
PSA Credit España S.A. Madrid - Spain	100.00	100.00	100.00
PSA Leasing España S.A. Madrid - Spain	99.99	100.00	100.00
Peugeot S.A. subsidiaries			
Société de Crédit à l'Industrie Automobile - Socia Paris - France	100.00	100.00	100.00
Société Financière de Banque - Sofib Paris - France	–	100.00	100.00
PSA International S.A. Geneva - Switzerland	99.87	99.87	99.87

Automobiles Peugeot

75, avenue de la Grande-Armée - 75116 Paris

Group's holding: 99,99%
(entirely by Peugeot S.A.).

ACTIVITIES

Automobile manufacturing.

Production sites in Sochaux, Montbéliard, Poissy and Mulhouse (France), Ryton (UK) and Villaverde (Spain).
Plants in Dijon, Lille, Saint-Etienne, Vesoul, Valenciennes, Sept-Fons, Villers-la-Montagne (France).

	1995	1994
Worldwide production *(in number of vehicles)*	**1,142,300**	1,202,000
Worldwide sales *(in number of vehicles)*	**1,121,500**	1,209,200
Employees		
- Company	**41,800**	41,900
- Group	**68,600**	69,200
Consolidated financial data *(in millions of French francs)*		
Net sales	**99,581**	101,778
Working capital provided from operations	**6,344**	7,545
Net income	**1,018**	1,394
Stockholders' equity	**31,201**	30,644
Capital expenditures	**5,679**	6,047
Dividend	**200**	280

Automobiles Citroën

62, boulevard Victor-Hugo - 92200 Neuilly (Hauts-de-Seine)

Group's holding: 100%
(entirely by Peugeot S.A.).

ACTIVITIES

Automobile manufacturing.

Production sites in Aulnay and Rennes (France), Vigo (Spain) and Mangualde (Portugal).
Plants in Asnières, Caen and Charleville (France).

	1995	1994
Worldwide production *(in number of vehicles)*	**745,600**	787,800
Worldwide sales *(in number of vehicles)*	**746,300**	779,600
Employees		
- Company	**33,600**	33,700
- Group	**45,600**	45,700
Consolidated financial data *(in millions of French francs)*		
Net sales	**68,647**	70,653
Working capital provided from operations	**3,050**	4,416
Net income	**(714)**	184
Stockholders' equity	**3,969**	4,757
Capital expenditures	**3,941**	3,240
Dividend	**-**	-

Ecia
Equipements et Composants pour l'Industrie Automobile

25400 Audincourt (Doubs)

Group's holding: 70.86%
(of which Peugeot S.A.: 67.92%).

ACTIVITIES

Manufacturing of automotive components and motorcycles.

Plants in Audincourt, Beaulieu, Hérimoncourt (Doubs), Marines (Val-d'Oise), Hénin-Beaumont (Pas-de-Calais), Cercy-la-Tour (Nièvre), Cernay (Haut-Rhin) and Crévin (Ile-et-Vilaine) in France, as well as in Germany and the United Kingdom.

	1995	1994
Employees		
- Company	**5,338**	5,300
- Group	**10,590**	10,500
Consolidated financial data *(in millions of French francs)*		
Net sales	**9,106**	8,298
Working capital provided from operations	**728**	766
Net income	**327**	306
Stockholders' equity	**2,861**	2,579
Capital expenditures	**380**	377
Dividend	**38.5**	38.5

Gefco

77-81, rue du Mans - 92400 Courbevoie (Hauts-de-Seine)

Group's holding: 99.81%
(entirely by Peugeot S.A.).

ACTIVITIES

Rail, overland and maritime transport of vehicles chartering and forwarding agent for merchandise.

	1995	1994
Transport of vehicles *(in thousands)*	**2,959**	3,035
Transport of merchandise *(in thousands of tons)*	**6,423**	6,503
Employees		
- Company	**2,973**	2,312
- Group	**5,381**	5,111
Consolidated financial data *(in millions of French francs)*		
Net sales	**7,406**	6,966
Working capital provided from operations	**438**	464
Net income	**233**	244
Stockholders' equity	**1,209**	1,284
Capital expenditures	**301**	206
Dividend	**300**	300

Peugeot Citroën Moteurs

49, rue Noël-Pons - 92200 Nanterre (Hauts-de-Seine)

Group's holding: 99.99%
(of which Peugeot S.A.: 99.97%).

ACTIVITIES

Sale of Peugeot and Citroën engines and mechanical components to outside automobile and other manufacturers.

Economic data	1995	1994
Production *(in volume)*		
Diesel engines	**70,212**	84,563
Gasoline engines	**527**	772
Transmissions	**12,660**	9,044
Employees	**94**	92
Parent company financial data (1) *(in millions of French francs)*		
Net sales	**1,085.8**	1,107.6
Net income	**5.5**	9.6
Stockholders' equity	**79.8**	84.7
Capital expenditures	**1.5**	3.7
Dividend	**10.0**	10.0

(1) Statutory accounts

Banque PSA Finance Holding

75, avenue de la Grande-Armée - 75116 Paris

Group's holding: 100%
(of which Peugeot S.A.: 65.25%).

ACTIVITIES

Banque PSA Finance Holding was authorized to do business as a bank in July 1995. Its subsidiaries, based in ten European countries, provide wholesale and retail financing products and services to Peugeot and Citroën dealers and customers.

	1995	1994
Loans granted		
Wholesale		
- Number	**1,286,365**	1,344,781
- Value *(in millions of French francs)*	**115,352**	117,401
Retail		
- Number	**477,289**	510,333
- Value *(in millions of French francs)*	**28,332**	29,426
Consolidated financial data *(in millions of French francs)*		
Statements of income		
Net banking income	**2,546**	2,690
Income before income taxes	**1,153**	1,134
Net income	**737**	768
Dividend	**500**	400
Balance sheets		
Assets		
- finance receivables, net	**47,441**	45,645
- total	**53,827**	49,952
Liabilities		
- stockholders' equity	**5,486**	5,250
- total	**53,827**	49,952

Société de Constructions Mécaniques Panhard & Levassor

18, avenue d'Ivry - 75013 Paris

Group's holding: 99.99%
(of which Peugeot S.A.: 99.95%).

ACTIVITIES

Manufacturing of light armored vehicles.
Plant in Marolles-en-Hurepoix (Essonne).

	1995	1994
Employees	**290**	297
Parent company financial data (1) *(in millions of French francs)*		
Net sales	**425.9**	428.9
Net income	**0.7**	4.8
Stockholders' equity	**35.4**	35.5
Capital expenditures	**6.9**	10.5
Dividend	-	-

(1) Statutory accounts

Société d'Applications des Machines Motrices - S.A.M.M.

Chemin de la Malmaison - 91570 Bièvres (Essonne)

Group's holding: 99.99%
(entirely by Peugeot S.A.).

ACTIVITIES

Production of high-technology components for the aerospace and defense industries.

	1995	1994
Employees	**482**	465
Parent company financial data (1) *(in millions of French francs)*		
Net sales	**343**	308
Working capital provided from operations	**44.4**	47.5
Net income	**13.3**	13.2
Stockholders' equity	**38.0**	24.8
Capital expenditures	**20.5**	18.5
Dividend	-	-

(1) Statutory accounts

PSA International S.A.

62, quai Gustave-Ador - 1027 Geneva (Switzerland)

Group's holding: 99.90%

(entirely by Peugeot S.A.).

ACTIVITIES

Management of the Group's foreign exchange operations.

	1995	1994
Parent company financial data (1) *(in millions of Swiss francs)*		
Net intercompany receivables as of December 31	**248.3**	216.9
Net banking income	**(18.3)**	11.2
Net income	**(2)**	33
Stockholders' equity	**148.8**	162.7
Dividend	**10**	10
Total assets	**628.5**	1,264.7

(1) Statutory accounts

Société de Crédit à l'Industrie Automobile Socia

75, avenue de la Grande-Armée - 75116 Paris

Group's holding: 100%

(entirely by Peugeot S.A.).

ACTIVITIES

Management of the Group's interest rate exposure.

	1995	1994
Parent company financial data (1) *(in millions of French francs)*		
Customer loans as at December 31	**1**	1.5
Net income	**16.6**	(91.7)
Stockholders' equity	**280.8**	280
Dividend	**15.8**	–

(1) Statutory accounts

Société Financière de Banque Sofib

75, avenue de la Grande-Armée - 75116 Paris

Group's holding: 100%

(entirely by Socia).

ACTIVITIES

Banking services for the Group's dealer networks and suppliers.

	1995	1994
Parent company financial data (1) *(in millions of French francs)*		
Customer loans as of December 31	**1,217**	1,207
Net income	**7.7**	(95.3)
Stockholders' equity	**99.6**	99.2
Dividend	**7.4**	–

(1) Statutory accounts

Grande-Armée Participations

75, avenue de la Grande-Armée - 75116 Paris

Group's holding: 100%

(entirely by Peugeot S.A.).

ACTIVITIES

Holding company for a certain number of the Group's shareholdings.

Consolidated financial data *(in millions of French francs)*	1995	1994
Dividend	**64.5**	62.7
Net income	**88.9**	35.9
Stockholders' equity	**2,827.5**	2,738.7
Total assets	**3,388.5**	3,166.8

Annual General Meeting

First resolution

Approval of the Report of the Managing Board and the financial statements

The General Meeting, having reviewed the annual financial statements, the consolidated financial statements, the Report of the Managing Board, the Report of the Supervisory Board and the Auditor's Reports on the annual financial statements and the consolidated financial statements, approves the Report of the Managing Board.

The General Meeting approves the 1995 financial statements showing net income of FF 1,471,101,798.

Second resolution

Appropriation of net income

The General Meeting notes that distributable income, representing net income for the year of FF 1,471,101,798 less an amount of FF 196,735 transferred to the legal reserve plus retained earnings brought forward from prior years in an amount of FF 659,169,943 totals FF 2,130,075,006.

The General Meeting resolves to appropriate distributable income as follows:

(in French francs)	
- to the payment of a dividend	250,478,390
- to untaxed reserves	245,154,958
- to other reserves	1,000,000,000
- to unappropriated retained earnings	634,441,658

The dividend of FF 5.00 per share (FF 7.50 per share including associated tax credit of FF 2.50) will be paid on July 5, 1996, according to the terms proposed by the Managing Board.

The General Meeting notes that the dividends and corresponding tax credits for the years ended December 31, 1992 and December 31, 1994 were as follows and that no dividend was paid for the year ended December 31, 1993.

(in French francs)	1994	1992
Number of shares outstanding	50,039,468	49,992,620
Net dividend	6.00	10.00
Tax credit	3.00	5.00
Total	9.00	15.00

Third resolution

Approval of the Auditor's Report on agreements with companies that have common Directors

The General Meeting, having heard the Auditor's Report on agreements with companies that have common Directors, approves the Report and the transactions referred to.

Fourth resolution

Election of a member of the Supervisory Board

The General Meeting elects Mr. Charles Barthier, residing 25 rue des Capucines - Meudon (Hauts-de-Seine), to the Supervisory Board for a six-year term expiring at the Annual General Meeting called in 2002 to approve the financial statements for the year ended December 31, 2001.

Fifth resolution

Election of a member of the Supervisory Board

The General Meeting elects Mr. Marc Friedel, residing 16 rue Marbeau - Paris 16th, to the Supervisory Board for a six-year term expiring at the Annual General Meeting called in 2002 to approve the financial statements for the year ended December 31, 2001.

Sixth resolution

Authorization to trade in the Company's shares

The General Meeting authorizes the Company to trade in its own shares on the Stock Market in order to stabilize the market price. The shares may be purchased at a maximum price of FF 1,500 per share and sold at a minimum price of FF 500.

The Managing Board may acquire a maximum of 5,000,000 shares under the present authorization, which is granted for a period of eighteen months from July 1, 1996 and replaces the previous authorization granted by the General Meeting on June 28, 1995.

Extraordinary General Meeting

Seventh resolution

Authorization to issue new shares while a public offer to acquire or exchange the Company's shares is in progress

The General Meeting resolves to extend to the next General Meeting the expiry date of the authorization given to the Managing Board, under the terms of the ninth and tenth resolutions approved in Extraordinary General Meeting on June 28, 1995, to issue new shares with or without pre-emptive subscription rights in a maximum amount of FF 4,000,000,000 while a public offer to acquire or exchange the company's shares is in progress, provided that subscription of the shares is not restricted.

Eight resolution

Powers

The General Meeting grants full powers to a bearer of a copy or excerpt from the minutes of the General Meeting to perform all legal and other formalities, to comply with all publication requirements and to file such minutes with the Commercial Court.

Share price range

(in French francs)	1995			1994			Percent change on previous year closing price
	Highest	**Lowest**	**December 31, 1995**	Highest	Lowest	December 31, 1994	
Peugeot S.A. share	**782**	**598**	**646**	936	716	732	– 11.75
2% convertible bond 1994/2001	**1,003**	**876**	**1,003**	1,054	903	919	9.14
SBF 250 index	**1,322**	**1,154**	**1,232**	1,585	1,226	1,250	– 1.42

Peugeot S.A. share transactions

	1995		1994	
	Total	**Daily average**	Total	Daily average
- in number of shares	**33,355,870**	**134,499**	35,210,304	140,841
- in value *(in millions of French francs)*	**22,930.5**	**92.5**	29,114.8	116.5
- in number of 2% convertible bonds 1994/2001	**3,781,403**	**15,248**	2,454,341	12,522
Ranking among French stocks	**12th**	**–**	8th	–

Price and trading volumes of the Peugeot S.A. shares on the Paris Bourse monthly settlement market

	Share price *(in French francs)*			Trading volume	
	Low	High	Last	Volume	Daily average *(in thousands of French francs)*
1995					
January	687	754	689	2,842,610	97,571.60
February	676	748	700	2,341,415	83,749.47
March	621	718	676	3,901,363	112,568.12
April	636	734	709	3,185,390	121,652.51
May	707	782	749	2,851,700	106,669.66
June	656	757	673	3,267,051	108,148.87
July	675	736	687	2,887,776	100,974.67
August	660	697	667	2,404,235	77,808.50
September	646	702	673	2,618,023	84,180.39
October	598	685	637	2,608,751	76,356.90
November	642	700	645	2,425,373	77,688.59
December	611	658	646	2,022,183	64,529.18
1996					
January	640	747	746	2,819,429	88,589.35
February	703	755	754	2,140,359	74,319.89
March	743	798	768	3,866,161	140,208.36

Listing

Peugeot S.A. shares are listed on the Paris Stock Exchange, monthly settlement section, and on the Brussels Stock Exchange. They are also actively traded in London on the SEAQ International system and in the United States in the form of sponsored American Depositary Receipts (ADRs) traded on the New York over-the-counter market. The ADRs currently represent the equivalent of 240,000 shares of common stock.

The 2% convertible bonds issued in 1994 and maturing January 1, 2001 are listed on the Paris Stock Exchange.

Price range on Peugeot S.A. shares

(in French francs)


Highest price range
Lowest price range
1,000
900
800
700
600
500
400
J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M
1991
1992
1993
1994
1995
1996

Share price and 2% convertible bond 1994/2001 price compared to the SBF 250 index


Peugeot S.A. share (in French francs)
2% convertible bond 1994/2001
SBF 250 Index
1,100
1,000
900
800
700
600
1,650
1,550
1,450
1,350
1,250
1,150
5 19 2 16 2 16 6 20 4 18 1 15 6 20 3 17 7 21 5 19 2 16 7 21 4 18 1 15 1 14 31
12 26 9 23 9 23 13 27 11 24 8 22 13 27 10 24 14 28 12 26 9 23 14 28 11 25 8 22 7 21
JAN. FEB. MARCH APRIL MAY JUNE JULY AUG. SEPT. OCT. NOV. DEC. JAN. FEB. MARCH
1995
1996

Share data (as at December 31)

	1995	1994	1993	1992	1991
Shares outstanding	**50,095,678**	50,039,468	50,033,736	49,992,620	49,964,006
Market capitalization *(in billions of French francs)*	**32.30**	36.60	39.40	29.50	29.30
Share price *(in French francs)*	**646**	732	788	591	588
Convertible bonds outstanding	**3,999,998**	3,999,998			
Convertible bond price *(in French francs)*	**1,003**	919			
Earnings per share *(in French francs)*					
Consolidated stockholders' equity per share	**1,091**	1,070	1,010	1,063	1,035
Consolidated net income (loss)	**34**	62	(28)	67	111
Parent company net income/per share	**29**	27	42	38	32
Dividend per share *(in French francs)*					
Before tax credit	**5.00**	6.00	–	10.00	13.00
Tax credit	**2.50**	3.00	–	5.00	6.50
Including tax credit	**7.50**	9.00	–	15.00	19.50

Stockholder structure

(Known holdings higher than 5%)	**December 31, 1995**		December 31, 1994	
	Shares in %	**Voting rights in %**	Shares in %	Voting rights in %
Ets Peugeot Frères LFPF - La Française de Participations Financières Société Foncière Financière et de Participations - FFP Cogevam	**22,70**	**33,74**	22,73	33,88
Michelin Group	**5,80**	**8,63**	5,81	8,67

Financial information

Peugeot S.A. releases earnings reports every six months and consolidated sales reports every quarter.

Summary financial information is available internationally on the Internet (www.psa-peugeot-citroën.com).

Shareholders wishing to receive financial information on a regular basis may register at company headquarters:
Peugeot S.A.
75, avenue de la Grande-Armée - 75116 Paris
Financial Information and Securities Division
Tel: 33 (1) 40.66.37.60 (direct line)
33 (1) 40.66.55.11 (switchboard)
Fax: 33 (1) 40.66.51.99

AUTOMOBILE DIVISION

Automobiles Peugeot

GENERAL MANAGEMENT

Jacques CALVET
Chairman

Yves BARBÉ
Deputy Managing Director

Frédéric SAINT-GEOURS
Deputy Managing Director
Director-Sales and Marketing

Jean-Louis SILVANT
Deputy Managing Director
Director-Production

Roland VARDANEGA
Deputy Managing Director

EXECUTIVE MANAGEMENT COMMITTEE

Yves de BELABRE
Central Organization and Management

Jean-Serge BERTONCINI
Data Processing

Michel CAILLAULT
Quality

Pierre DUMONT
Overseas Operations

Pierre GOSSET
Human Resources

Pascal HENAULT
Products, Markets and Programs

André MIGEOT
Manufacturing Engineering

Corrado PROVERA
Communications

Henri SAINTIGNY
Research and Development

Jean WOLFF
Purchasing (Sogedac)

Automobiles Citroën

GENERAL MANAGEMENT

Jacques CALVET
Chairman

Xavier KARCHER
Vice-Chairman,
Managing Director

Paul-Marie CHAVANNE
Deputy Managing Director

Luc EPRON
Deputy Managing Director

Claude SATINET
Deputy Managing Director

EXECUTIVE MANAGEMENT COMMITTEE

Jean-Serge BERTONCINI
Data Processing

Vincent Besson
Marketing, Strategic planning and Programs

François CUSEY
Human Resources

Bernard GUERREAU
Communications

Jean JACQUEMART
Sales and Marketing (France)

Yves JOUCHOUX
Sales and Marketing (Europe)

André MIGEOT
Manufacturing Engineering

Robert PEUGEOT
Company Secretary
Organization, Quality

Henri SAINTIGNY
Research and Development

Bernard TERQUEM
Citroën International

Claude VAJSMAN
Manufacturing

Jean WOLFF
Purchasing (Sogedac)

Peugeot Motor Company PLC

Frédéric SAINT-GEOURS
Chairman

Richard D. PARHAM
Managing Director

Peugeot Talbot España S.A.

Eduardo SERRA REXACH
Chairman

Etienne OBERT de THIEUSIES
Vice Chairman

Citroën Hispania S.A.

Ignacio BAYÓN MARINÉ
Chairman

Xavier KARCHER
Vice Chairman

Arnaud de DAVID-BEAUREGARD
Managing Director

Magda SALARICH
Deputy Managing Director

COMMON ORGANIZATIONS

SOGEDAC (Purchasing)

Jean WOLFF
Managing Director

DIRECTION DES TECHNOLOGIES, DE L'INFORMATION ET DE L'INFORMATIQUE (Data Processing)

Jean-Serge BERTONCINI
Director

DIRECTION DES METHODES ET DES EQUIPEMENTS INDUSTRIELS (Manufacturing Engineering)

André MIGEOT
Director

DIRECTION DES ACTIVITES SPORTIVES (Sport)

Pierre FAUCONNIER
Director

DIRECTION DES ETUDES ET TECHNIQUES AUTOMOBILES (Automotive Engineering and Development)

Henri SAINTIGNY
Director

DIRECTION DES RECHERCHES ET DES AFFAIRES SCIENTIFIQUES (Research and Scientific Affairs)

François de CHARENTENAY
Director

MECHANICAL ENGINEERING AND SERVICES DIVISION

Ecia - Equipements et Composants pour l'Industrie Automobile

Louis DEFLINE
Chairman, Managing Director

Pierre PEUGEOT
Vice Chairman

Bernard IRION
Deputy Managing Director

René PLACE
Deputy Managing Director

Gefco

Pierre PEUGEOT
Chairman

Dominique PROVOST
Managing Director

Peugeot Citroën Moteurs

Roland VARDANEGA
Chairman

Hervé CUEFF
Deputy Managing Director

Société de Constructions Mécaniques Panhard & Levassor

Yves BARBÉ
Chairman

Jacques TEXIER
Managing Director

Société d'Applications des Machines Motrices

Jacques TEXIER
Chairman

Daniel RIVIERE
Managing Director

FINANCIAL SERVICES

Banque PSA Finance Holding

Jean BLONDEAU
Chairman

Michel BRICOUT
Vice Chairman,
Managing Director

Yann DELABRIÈRE
Managing Director

Compagnie Générale de Crédit aux Particuliers - Crédipar

Jacques PUZENAT
Chairman of the managing Board

Hervé DINEUR
Managing Director

PSA International S.A.

Ernst SCHNEIDER
Chairman

Jean BLONDEAU
Vice Chairman,
Managing Director

François SCHLUMBERGER
Managing Director

Société de Crédit à l'Industrie Automobile - Socia

Jean BLONDEAU
Chairman

John F. LINDEN
Managing Director

Patrick SAADÉ
Deputy Managing Director

5,000 copies of this report were printed.

Design: Direction de la Communication de PSA Peugeot Citroën

Photos: Dingo - Campagne, Campagne: Nicole Lejeune, Lightstein, Porchez, Alex - Fotogram Stone - Pix: Thierry Deffenne, J.-P. Fruchet, Bavaria-Bildagentur - Image Bank: Steve Niedorf - Agence D.P.P.I. - Photolibrary of PSA Peugeot Citroën, Gefco - X

Layout: ALTEDIA SYNELOG

Publishing: LPF

Printed in France

PSA
PEUGEOT
CITROËN